DREXLER TECHNOLOGY CORPORATION

ANNUAL REPORT 2002


AUTOMATED MANIFEST
U.S. DEPARTMENT OF JUSTICE Immigration and Naturalization Service
PERMANENT RESIDENT CARD
The person identified by this card is authorized to work and reside in the U.S.
UNITED STATES OF AMERICA
B1/B2 VISA AND BORDER CROSSING CARD
VOID IF ALTERED. MAY BE REVOKED BY DOS OR INS.
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I-586

TABLE OF CONTENTS

HELPING PROTECT THE HOMELAND

In this era of heightened security awareness in border entry, immigration, and homeland protection, simply relying on conventional technologies is not enough. Yet the growing need for secure identification must be counterbalanced by the responsibility to protect individual privacy. Issuers of authenticating documents need to insure that critical information is stored securely and cannot be erased, tampered with, or counterfeited. Bearers of these documents want the peace of mind of knowing they carry with them their private biometric data and other personal information on a secure card that does not rely on accessing a centralized national database.

Balancing these needs for homeland security and personal privacy, the United States government has purchased approximately 15 million of Drexler Technology Corporation's LaserCard® optical memory cards for issuance as "Laser Visas" for U.S.-Mexico border security and as "Green Cards" for United States permanent resident immigrants.

The LaserCard optical memory card is a portable, durable, high-capacity data storage device with advanced security capabilities that include both visual and machine-assisted authentication. The card features a permanent, nonvolatile, updatable optical recording medium. And for added versatility, other technologies can be added to the optical memory card—including barcodes, multiple biometrics, machine-readable text and photos, and IC chips. These unique attributes of the LaserCard optical memory card make it well-suited for digital governance applications such as U.S. military cargo manifests, security access, immigration, licenses and permits, biometric ID verification, and more.



PERMANENT RESIDENT CARD
NAME McKAY, EVE
Reverse side of card
Visible laser etching
U.S. DEPARTMENT
PERMANENT RESIDENT CARD
Lithographic watermark (laser written data is recorded through this feature)
High resolution images created by photolithography
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Data

Drexler Technology Corporation and Subsidiaries
Five-Year Summary of Financial Information
Fiscal Years Ended March 31, 1998 – 2002
(In thousands, except per share amounts)

OPERATIONS DATA	1998	1999	2000	2001	2002
Revenues	$ 6,161	$ 12,577	$ 15,443	$ 24,906	$ 20,740
Cost of sales	3,713	6,087	8,668	12,199	10,503
Selling, general, and administrative expenses	2,978	3,698	3,996	4,134	5,165
Research and engineering expenses	435	456	1,299	2,370	3,045
Other income (expense), net	16	(44)	6	—	—
Interest income, net	138	312	382	612	386
Income (loss) before income taxes	(811)	2,604	1,868	6,815	2,413
Income tax provision (benefit)	68	128	(2,919)	(1,097)	(2,786)
Net income (loss)	$ (879)	$ 2,476	$ 4,787	$ 7,912	$ 5,199
Net income (loss) per share:					
Basic	$ (.09)	$ .25	$ .49	$ .80	$ .52
Diluted	$ (.09)	$ .25	$ .48	$ .76	$ .50
Weighted average number of common and common equivalent shares:					
Basic	9,391	9,748	9,812	9,897	9,961
Diluted	9,391	10,007	9,935	10,446	10,468

BALANCE SHEET DATA	1998	1999	2000	2001	2002
Current assets	$ 7,561	$ 11,485	$ 14,489	$ 18,333	$ 28,118
Current liabilities	4,249	5,973	8,305	7,324	7,501
Total assets	11,248	16,566	24,362	30,137	40,713
Long-term obligations	—	—	—	—	—
Stockholders' equity	6,999	10,593	16,057	22,813	32,337

TO OUR STOCKHOLDERS, EMPLOYEES, AND FRIENDS:

As of June 30, 2002, Drexler Technology Corporation has sold approximately 15 million multi-biometric LaserCard® optical memory cards for United States government programs, for use as "Green Cards" by the INS and "Laser Visa" border crossing cards by the U.S. Department of State. These government programs have made Drexler Technology one of the world's leading manufacturers of digital, high security identification cards.

Fiscal 2002 marked Drexler Technology's fourth consecutive year of profitability, despite current economic conditions and increased Company spending on product development and market development. During those same four years, cumulative revenues totaled $73,666,000, cumulative income before tax credits or tax benefits totaled $13,700,000, and cumulative net income totaled $20,374,000, based almost entirely on LaserCard business in the United States.

For the 2002 fiscal year ended March 31, 2002, net income was $5,199,000, or 50 cents per share diluted, compared with $7,912,000 (restated upward), or 76 cents per share diluted, for the fiscal year ended March 31, 2001. Revenues for fiscal 2002 totaled $20,740,000 versus $24,906,000 (restated upward) for the previous fiscal year.

As reported previously, the accounting firm of PricewaterhouseCoopers LLP became the Company's independent accountants for the fiscal year ended March 31, 2002, replacing Arthur Andersen LLP on April 8, 2002.

For fiscal year 2003 ending March 31, 2003, the Company expects foreign business to rise substantially, increasing optical memory card shipments to an estimated 8 to 10 million cards, up from 5.6 million cards for fiscal 2002.

The Company believes it is capable of supporting this LaserCard revenue growth without raising additional equity capital, since as of March 31, 2002, the Company has cash, cash equivalents, and short-term investments of $17,076,000, and no debt. Also, within the past few months the Company completed the expansion of LaserCard production capacity to a rate of 11 million optical memory cards per year, which is double the actual card production throughput of 5.6 million cards for fiscal 2002.

Fiscal year 2002 LaserCard revenues relied primarily on the U.S. market. LaserCard backlog at March 31, 2002 totaled approximately $16.4 million compared with approximately $12 million one year earlier. Under the Company's five-year U.S. government supply subcontract awarded in June 2000 for up to 24 million optical memory cards, the number of cards sold (and recorded as revenue) as of June 30, 2002 totaled over 6 million cards. The Company has also supplied 9 million cards to the U.S. government since 1997 under previous subcontracts.

Fiscal 2002 marketing efforts directed toward fiscal 2003 and 2004 focused on the new national ID cards of Italy, Macedonia, and Saudi Arabia; immigrant permanent resident cards for Canada; motor vehicle registration cards for two states of India; a children's healthcare program in the People's Republic of China; and the expanding need for enhanced U.S. border security:

- For the Italian national ID card, known as the CIE card (Carta d'Identita Elettronica), the Company has delivered 200,000 multi-biometric optical memory cards, 39 "Crypto 1" encoders to perform card initialization and authorization functions, and 95 read/write drives for recording personal data onto the cards. Larger card orders are estimated for fiscal 2003.
- Some LaserCard optical memory card orders are estimated for fiscal 2003 for three possible card programs in Macedonia—a national ID card, an immigrant permanent resident card, and a driver's license card. The population of Macedonia totals about 2 million.
- In the United States, the "Enhanced Border Security and Visa Entry Reform Act" passed the U.S. Senate as S. 1749 on April 18, 2002 and the U.S. House of Representatives as H.R. 3525 on May 8, 2002 and was signed into law by President George Bush on May 14, 2002. This Act will fund, among other things, machine-readable tamper resistant visas and other machine-readable travel documents containing at least two biometric identifiers. The legislation calls for the infrastructure to be in place for distribution of machine-readable visas to foreign visitors arriving in the United States after October 26, 2004. The Company's optical memory card is a candidate for this program.

- ⊳ Fiscal 2003 may include some LaserCard orders for two possible card programs in Saudi Arabia—a national ID card and a permanent resident card for certain non-citizens in that country.
- ⊳ A Canadian permanent resident card for certain non-citizens is disclosed on a Canadian government web site: http://www.cic.gc.ca/english/Pr-card/Prc-about.html. Some LaserCard shipments are estimated for fiscal 2003.
- ⊳ In India, the states of Gujarat and Maharastra are expected to use optical memory cards for motor vehicle registration records either in fiscal 2003 or fiscal 2004, according to Shonkh Technologies, a LaserCard value-added reseller (VAR). LaserCard shipments in fiscal 2001 to Shonkh for this application totaled 250,000 cards for the state of Gujarat. An earthquake in Gujarat in January 2001 and the Indian stock market crash of 2001 interrupted this program. The Financial Express newspaper of India published an article on July 3, 2002, indicating that a joint venture of Computer Associates of the United States and the Satyam group of India (both listed on the NYSE) is planning to work with Shonkh Technologies on these two state projects. For additional information, visit the following web site: http://financial-express.com/fe_full_story.php?content_id=12305.
- ⊳ During fiscal 2002, the Company shipped 20,000 optical memory cards to a VAR in the People's Republic of China for the "PandaCard" program, which is a children's healthcare program. The Chinese VAR has informed Drexler Technology that this healthcare program is currently limited to Beijing, but they hope it will spread to other cities. Additional LaserCard orders are estimated for fiscal 2003.

Since the card programs in all seven of these countries rely on government policy-making, which in turn is subject to budget approvals and political considerations, there is no assurance that these programs will be implemented as visualized.

Drexler Technology felt honored by the United States Senate when Richard Haddock, Company president, was invited as the only card manufacturer to provide expert testimony related to multi-biometric data storage cards at a hearing of the U.S. Senate Judiciary Subcommittee on Technology, Terrorism, and Government Information on November 14, 2001. At that time, Drexler Technology had already supplied over 10 million high security, U.S. government ID cards under the Company's current and previous U.S. government subcontracts. As discussed above, the "Enhanced Border Security and Visa Entry Reform Act" was signed into law by President George Bush on May 14, 2002. The Company hopes to provide its LaserCard products for the implementation of this new legislation.



Also during the past year, the Company was gratified to see that financial investment institutions—such as mutual funds, pension funds, and financial advisory firms—have increased their ownership of Drexler Technology common stock to about 50% of the shares outstanding, compared with about 16% one year ago. This new institutional support was instrumental in the Company being added on July 9, 2002 to the respected "Russell 2000" and "Russell 3000" (http://www.russell.com) lists of the most valuable U.S.-based public companies.



Jerome Drexler
Chairman and Chief Executive Officer
Drexler Technology Corporation
July 22, 2002

For more information about the Company's optical memory cards, visit the LaserCard marketing web site: http://www.lasercard.com

The Company's Operations

OVERVIEW

Headquartered in Mountain View, California, Drexler Technology Corporation develops, manufactures, and markets optical data storage products and systems featuring LaserCard® optical memory cards and chip-ready Smart/Optical™ cards. Drexler-made LaserCard optical memory cards are used for "digital governance" applications such as immigration, visas, cargo manifests, motor vehicles, pay-per-use systems, and biometric IDs; and other digital read/write card applications. LaserCard Systems Corporation (LSC), a wholly owned subsidiary of Drexler Technology, makes optical card read/write drives, develops optical card system software, and markets optical cards, related data systems, and peripherals. Drexler Technology was incorporated under the laws of the State of California on July 23, 1968, and was reincorporated as a Delaware corporation on June 24, 1987. Throughout this report, the "Company" refers to Drexler Technology Corporation and subsidiaries.

The LaserCard optical memory card is an updatable, laser recordable, computer readable, nonvolatile, credit-card sized, data storage card — invented, patented, developed, and manufactured by the Company. It contains a reflective stripe of laser-recording material called Drexon,® a Company invention. Along with its ability to record, update, and store up to 4 megabytes of digital data, this unique card offers multiple data-security features, can be carried in a wallet, and is highly resistant to counterfeiting and data tampering. This makes the LaserCard ideal for portable, recordable, secure, cumulative data storage.

The Company's LaserCard product line currently consists of optical memory cards, optical card read/write drives, optical card data systems, chip-ready hybrid Smart/Optical cards, and related system software and peripherals. The Company's products are sold mainly through value-added reseller (VAR) companies and card-distribution licensees that develop commercial applications for LaserCard products. Target markets are domestic and foreign government programs,

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Forward-Looking Statements. *When used in this Annual Report, the words "expects," "anticipates," "believes," "estimates," "plans," and similar expressions are intended to identify forward-looking statements. These are statements that relate to future periods and include statements as to the features, benefits, and availability of current and future products; expectations as to deferred revenue and gross profit as a result of the restatement of financial information discussed later in this report; statements as to expected benefits of the Company's direct control of read/write drive assembly, pricing, and the Company's research and engineering efforts, including the expected development of lower cost drives, customer-optimized drive systems, and drive systems with advanced security features; the need for and efforts to develop read-only drives and new read/write drives and software products; the Company's efforts to recruit new value-added resellers (VARs) and eliminate nonproductive VARs; the adequacy of inventory; anticipated orders and shipment volumes under the Company's U.S. government subcontract; expectations regarding revenues, margins, expenses, capital resources, capital expenditures and investments, and the Company's deferred tax asset and valuation allowance; potential reductions of federal tax cash payments due to current Company tax benefits; the effects of read/write drive prices on gross profits from read/write drive sales; the Company's estimates for the level of sales of drives that would be necessary to achieve a gross profit at current prices; expectations regarding the market for read/write drives, read/write drive prices, and inventory of drives and parts; statements as to expected orders and card shipment volumes for the 2003 and 2004 fiscal years; statements as to potential customers, applications, orders, or market segments for optical memory card products; estimates of optical card production capacity, expected card yields therefrom, plans and expectations regarding the growth of such capacity, and the Company's ability to support revenue growth without raising additional equity capital; and expectations regarding market growth, product demand, and foreign business including the potential emergence of opportunities for the Company's products in Macedonia, Mexico, and Saudi Arabia and anticipated additional orders for nascent programs in China, Canada, India, and Italy; and expectations as to anticipated business related to U.S. government legislation and continuation or expansion of current U.S. government card programs. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected.*

These risks and uncertainties include, but are not limited to those risks discussed below, as well as the impact of litigation or governmental or regulatory proceedings; Arthur Andersen LLP's ability to timely consent to including the restated financial information in the Company's SEC filings; the Company's ability to initiate and grow new programs utilizing the Company's card products; the Company's reliance on VARs and licensees to generate sales, perform customer system integration, and develop application software; risks associated with doing business in and with foreign countries; potential manufacturing difficulties and complications associated with increasing manufacturing capacity of cards and drives; uncertainties associated with the design, development, manufacture, and deployment of optical card drives and systems; reliance on single-source and limited-source suppliers for certain components and raw materials; customer concentration and reliance on continued U.S. government business; lengthy sales cycles and reliance on government policy-making; manufacturing difficulties; general economic trends; the unpredictability of customer demand for products and customer issuance and release of corresponding orders; the U.S. government's right to withhold order releases, reduce the quantities released, and extend shipment dates; the impact of technological advances and competitive products and the ability of the Company or its customers to develop software and integrate optical card systems with other technologies; and the risks set forth in the section entitled "Factors That May Affect Future Operating Results."

These forward-looking statements speak only as of the date hereof. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with regard thereto or any change in events, conditions, or circumstances on which any statement is based.

identification cards, and medical, transportation, pay-per-use, and electronic commerce applications, among others. Company revenues also include fees from the occasional sale of patent licenses.

Originally a supplier of photomasks to the semiconductor industry, the Company gradually transitioned its business into optical memory cards over a number of years of research, product development, production engineering, marketing, and licensing. After several years of moderate-sized orders, the breakthrough order for LaserCard optical memory cards came in February 1997 in the form of a $7.1 million order for Permanent Resident Cards ("Green Cards") to be issued by the United States Immigration and Naturalization Service (INS). This initial order was followed by a series of card orders for INS Green Cards and U.S. Department of State "Laser Visa" border crossing cards: a $6.4 million order in December 1997, a $3 million order in November 1998, a $7.5 million order in May 1999, a $6.8 million order in December 1999, and a U.S. government subcontract awarded in June 2000 for an authorized maximum of $81 million for up to 24 million cards over a period of up to five years. Under this latest subcontract, 4.4 million cards have been shipped as of March 31, 2002. In fiscal 2002, this subcontract resulted in card purchase orders of $3.8 million in July 2001, $4.8 million in September 2001, and $10.4 million in January 2002, which is the Company's largest card order to date. Including this subcontract and the earlier card orders, approximately 12 million U.S. and Mexican residents have received the Company's optical memory cards since 1997, in the form of either Green Cards or Laser Visas. It is estimated that the population of North American LaserCard holders is growing at an average rate of about 300,000 individuals per month.

Government, commercial, and trial applications for the LaserCard include the following:

- United States INS Green Cards
- United States Department of State Laser Visa border crossing cards
- United States military cargo manifest cards
- Electronic commerce debit cards/pay-per-use cards
- PC-like hybrid "smart cards" (chip/optical) for multi-function applications
- Licenses/permits, vehicle registration cards, medical record cards
- Biometric ID cards/access cards

For the fiscal year ended March 31, 2002, the Company sold approximately 5.6 million LaserCard optical memory cards. The Company's multi-million card manufacturing plant, located in Mountain View, California, is designed to permit expansion of production capacity in steps, up to an estimated capacity of approximately 25 million optical memory cards per year, depending upon card type, color printing specifications, and numerical serialization requirements. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations," regarding current card production capacity.

LaserCard and Drexon are the Company's federally registered trademarks. Smart/Optical card, LaserCard ConciergeCard, Embedded Hologram image, and LaserBadge ID are Company trademarks. The Company also refers to trademarks of other corporations and organizations in this report.

Optical Data Storage

Optical data storage systems use a beam of laser light to write and read information. This information is stored digitally in a binary code of "1" or "0" bits that are represented by either the presence or absence of a physical "spot" on the recording surface. The difference in reflectivity between the background surface and the individual spot is measured by a light-sensing device and converted into an electrical signal. These signals are then translated by a microprocessor into text, graphics, sound, and pictures (including facial images and other biometric identifiers). Using optical data storage, a large amount of data can be stored on a relatively small surface area since the digital data spots are microscopic in size.

The Drexon Laser Recording Medium

The Drexon laser recording medium was invented and patented by the Company for optical data storage. It consists of a thin, organic film or colloidal matrix that contains a thin layer of microscopic silver particles. Using proprietary and patented processes, the Drexon material is produced by chemical conversion of photographic emulsions, creating a reflective recording surface. As described under "Prerecording," Drexon allows data to be laser recorded, prerecorded using photolithography, or both.

The Drexon medium is DRAW (direct-read-after-write). DRAW media permit data to be read immediately after laser recording—for instantaneous checking of information. Data can be laser written onto the Drexon material at any time (over a period of weeks, months, or years) but data can be written in a specific location on the medium only once (write once). After an area is recorded, software prevents that same location from being overwritten with new data. Obsolete data can be ignored by the system but remains permanently stored on the Drexon optical card as an audit trail of all changes. New or revised information is recorded in a new location. Through these procedures, the card is easily updatable.

Thus, although the Drexon material is not physically erasable like magnetic storage media, Drexon can be corrected and updated at any time and has the important audit trail feature that magnetic media do not have. Data can be read at any time (read many times), allowing access to newly recorded data and to the audit trail. The permanent audit trail inhibits data tampering and is of fundamental importance for high security identification card applications.

Because the Drexon material is a nonvolatile data storage medium, it is not vulnerable to data loss or damage when exposed to X rays, electronic signals, or magnetic fields. Additionally, because the surface of the Drexon material is reflective, it can hold eye readable, laser engraved, low reflectivity images (such as photographs, text, and graphics) that can be viewed and verified without special equipment, or readers. Also see "Card Security."

To form LaserCard optical memory cards, the Drexon laser recording material is encapsulated within layers of polycarbonate plastic (laminated using electron-beam equipment) and then die cut into card shape. The resulting LaserCard conforms to international standards for size, thickness, and flexibility. The typical wholesale price to VARs per basic card is under $4 when the cards are ordered in hundreds of thousands, and even lower in cost when larger quantities of basic cards are ordered.

LaserCard Applications

To date, the most successful LaserCard programs involve "digital governance," meaning counterfeit- and tamper-resistant cards that serve as licenses or permits employing the LaserCard as proof that the cardholder has a formal permission, privilege, or right from a government, agency, or company. The card-issuing government, agency, or company would use the LaserCard optical memory card to limit and control access to these very valuable rights because the LaserCard inhibits counterfeiting and data tampering.

A government-issued, card-based authorization or "license" is a formal permission, privilege, or right from a federal, state, city, or foreign government or agency, such as in the following current and nascent optical card programs:

- The current U.S. Green Card, or Permanent Resident Card, made by the Company and issued by the INS, permits approved foreign workers to reside and be employed in the United States.
- The current Laser Visa border-crossing card, made by the Company and issued by the United States Department of State, permits Mexican citizens to visit and shop in the United States (within 25 miles of the U.S. border) for up to 72 hours.
- In a planned national ID card application in Italy, the card would identify the holder as a citizen and confer upon the holder all the rights and privileges to which a citizen is entitled (welfare, medical benefits, etc.).
- Three of India's 26 states have issued requests for proposals related to smart optical cards for motor vehicle registration for the purpose of inhibiting motor vehicle theft and preventing operators of trucks and buses from making counterfeit licenses. These programs call for vendor financing, which will determine if and when they will be implemented.
- In a trial program, building construction LaserCard licenses have been issued in certain cities in China to prevent counterfeit licenses from being used.

A company-issued, card-based authorization or "license" is a formal permission or right related to a commercial application, for example:

- In an existing application, some of the VISX, Incorporated laser eye-surgery equipment uses LaserCard optical memory cards as pay-per-use cards to initiate vision correction surgical procedures.
- For a potential application, the Company is developing a LaserCard program under which frequent travelers would receive privileges.

Reading and Writing the Cards

The optical card read/write drive contains a low-power, semiconductor diode laser for writing (10.0 milliwatts) and reading (0.5 milliwatts) of data. The laser is about the size of a thumbtack. The read/write drive is connected to a personal computer as an external small computer system interface, or SCSI, device. Information is recorded when the read/write drive focuses the laser beam through the upper clear layer of the card, forming microscopically small spots in linear tracks on the Drexon material. The recorded spots represent digital data, the language of computers. Since the read/write drive is connected to a PC, data can be entered onto the LaserCard via computer keyboard, from the computer's memory, from the Internet, and from intranet computer networks.

Data Storage Capacity

A byte is a unit of computer storage—the amount of memory needed to store a single number or letter. A megabyte is 1,000,000 bytes; a kilobyte is 1,000 bytes. The digital data storage capacity of the LaserCard is determined by the spot size, track pitch, and width of the Drexon optical stripe used in the card. The standard spot size is 2.5 microns and the standard track pitch is 12 microns. A micron is 1/1,000 of a millimeter, or about 1/75 the width of a human hair. (The smallest size spot the human eye can see is about 20 microns.) Two card products conforming to international standards are manufactured by the Company: a 16-millimeter stripe LaserCard (1.5 megabyte capacity) and a 35-millimeter stripe LaserCard (4.1 mega-byte capacity). The LaserCard itself is the size of a conventional credit card.

A significant portion of the LaserCard's total data capacity is used for an error detection and correction, or EDAC, algorithm. EDAC is routinely used in various data storage and transfer methods to compensate for data errors resulting from transmission errors, surface scratches above the recording material, or contamination such as dust or fingerprints. EDAC is automatically added to data written onto the LaserCard, to achieve written data error rates of less than one in a trillion.

The resulting data storage capacities are 2.86 megabytes of "user" capacity for the standard 4.1 megabyte LaserCard and 1.1 megabytes of "user" capacity for the 1.5 megabyte LaserCard. The 16-millimeter stripe LaserCard with 1.1 megabytes of user capacity can be employed in conjunction with a microcontroller/microprocessor chip to create a PC-like, hybrid smart card, which the Company calls a Smart/Optical card.

The amount of information that can be stored on the LaserCard varies depending upon the type of digital file, file compression algorithm, formatting parameters, and data encoding sector size. Typically, a 4.1 megabyte LaserCard can store more than 1,200 digital text pages or 200 scanned text pages. If the LaserCard is used in a transaction-based application (payment cards, access cards), more than 35,000 transactions could be recorded.

The 4.1 megabyte LaserCard has a hundred times the storage capacity of a 32 kilobyte integrated circuit (IC) smart card and over 10,000 times the capacity of a magnetic-stripe card.

Prerecording

Another feature of the LaserCard is its recordability both during and after the card manufacturing process. Since photographic film is the base material from which Drexon is made, photolithography is used during the manufacturing process to prerecord optical digital data, graphics, and formatting such as tracks and other indicia, while the film is still photosensitive. Later, after the film is chemically processed to become Drexon media and is made into cards, data can be laser recorded or updated at any time—even over a period of years.

Card Durability

Unlike most other types of digital storage media, the LaserCard can be manufactured to withstand temperatures of 100°C (212°F) for extended periods. Additionally, its ability to withstand flexure exceeds that of conventional credit cards. And, since the LaserCard is a non-volatile data storage medium, it is unaffected by static electricity, application of voltage, or other electromagnetic interference.

Testing has indicated that, when protected by an appropriate envelope, the LaserCard is not normally damaged by the usual dust particles, grime, and scratches common to other types of cards carried in a wallet environment. The ISO/DELA Standard (discussed below) uses a pit center data detection scheme for the highest reliability in reading and writing, coupled with a powerful EDAC code to maximize the life of the LaserCard.

The longest running LaserCard programs have been the U.S. Department of Defense "Automated Manifest" card (since 1993) and the VISX, Incorporated eye surgery system VisionKey® card (since 1992).

Card Security

The level of data security used with the LaserCard would depend upon the type of application. Storing automobile maintenance records would require little or no data security. However, very high security features are required for government-issued ID cards, visas, immigrant work permits, company-issued licenses or permits, and for the protection of confidential information such as medical records and other personal data. The LaserCard's relatively high storage capacity accommodates the use of multiple, nonerasable, security safeguards in addition to holding all of the user data and an audit trail. These security measures include eye readable and computer readable security features to enhance data security, confidentiality, and resistance to counterfeiting and data tampering.

The LaserCard is a multiple-security-feature, digital identity card solution that offers customers the capability of utilizing all or any combination of the following security features on the same card:

- It can be upgraded time and again to deter data tampering and high-tech counterfeiters.
- It can store PC-readable (digitized) face photographs, signatures, biometric data, and text.
- It can permanently contain an "audit trail" of all digital data recorded on the card—even data that is thought to be "erased" by the user.
- It can utilize a patented process of uniquely laser-engraving an "eye-readable" image of the cardholder's face, biographic data, signature, document number, and card expiration date.
- It can have a unique, laser-engraved, sequential identification number.
- It can store precise, high-resolution microimages during the card manufacturing process—for example, images of all U.S. presidents and all state flags, as in the Department of State (DOS) and INS cards.
- It can store digital certificates, digital signatures, and public and private cryptographic keys based upon public key infrastructure for use with the Internet, intranets, or extranets for verifying identity.

BIOMETRICS, DIGITIZED PHOTOS, PINS, AND DEDICATED SYSTEMS. Various computer-readable security safeguards that can be used with the LaserCard optical memory card include many biometric identifiers on the same card--such as digitized iris or retina scans, signatures, facial images, fingerprints, and hand geometries; digitized color photographs; biographic data; and one or more personal identification numbers (PINs). Combinations of these and other security features can be recorded onto the card when it is initialized by the card issuer, for later authentication of the card when it is in actual use. Also, the Company can factory-prerecord dedicated interface codes onto the cards' embedded optical memory stripe so that cards without these codes will not function in dedicated equipment, or vice versa.

DATA SEGMENTATION, SECURITY SOFTWARE, AND ENCRYPTION. If desired, data storage on the LaserCard can be segmented by type of information stored (for example, patient records separated from insurance information or pharmacy records) so that access to each type of data can be controlled separately. In addition, software products are available that can be used with the LaserCard to protect computer-based data against unauthorized access. Further, for applications that warrant cryptography, all data can be recorded onto the LaserCard using data encryption algorithms. The Company's hybrid, PC-like Smart/Optical card—with a microprocessor and over 1 megabyte of updatable optical memory—could be used to store digital signatures, digital certificates, and cryptographic keys such as public key infrastructure for Internet e-commerce, as well as multi-application programs and software upgrades.

AUDIT TRAIL. Because the LaserCard contains an updatable, nonvolatile WORM memory (write-once, read-many times) that is recorded permanently, the card can hold a complete audit trail of data, changes, updates, and deletions. This can be achieved using software—to allow access to previously recorded files and, if desired, to record all attempts to access data from the LaserCard.

MATCHING, EYE READABLE IMAGES. The LaserCard uniquely offers this key security feature for maximum counterfeit-resistance. Cardholder-specific information (typically, the cardholder's face photograph, name, signature, number, or other identifying information) is laser-engraved onto the card's reflective stripe (through the card's protective transparent polycarbonate layer). These laser-engraved visual images provide an ultra-secure, matching reference to the identical cardholder-specific images thermally printed elsewhere on the card. These permanent, eye readable, laser-engraved images are recorded when the card is issued, using a specially programmed, standard optical card read/write drive. The United States INS and Department of State both currently use this visual image technology. For high-speed checking of cards at the United States/Mexico border, the eye-readable, laser-engraved images facilitate the immigration inspectors' job of quickly verifying cards.

MICROPRINTING, THERMAL PRINTING, AND OTHER SECURITY ADD-ONS. Using photolithography, microimages (readable with magnifiers) can be factory prerecorded onto the LaserCard's optical stripe as further deterrents against counterfeiting. Examples include complex optical watermarks, emblems, seals, and logos. Later, using digital identification technology and commercially available thermal printers, visual data and images can be thermally printed directly onto the back of the LaserCard at the time the card is initialized (i.e., during card issuance). Visual data could include the cardholder's name and address, a face photograph (in full color or black and white), signature, or other information. Various other security options that can be added to the LaserCard include conventional holograms, OCR (optical character recognition), bar codes, serial numbers, etc.

International Standards

Standardization of optical memory cards allows interchange of the digital information encoded on the cards and facilitates compatibility among optical memory card systems. The Company participates in optical card standards activities in the United States and internationally. The standard format under which the Company's optical memory cards operate is called the DELA Standard (so named by the Drexler European Licensees Association). Shown below is the current status of optical memory card standards under ISO/IEC (the International Organization for Standardization/International Electrotechnical Committee) and ANSI (the American National Standards Institute).

The LaserCard optical memory card system, featuring the DELA Standard format, complies with all of the documents listed.

- ISO/IEC 11693 (2000) describes the general characteristics of optical memory cards. This approved international standard was first published in 1994.
- ISO/IEC 11694-1 (2000) describes the physical characteristics of the card, such as height, width, thickness, etc. This approved international standard was first published in 1994.
- ISO/IEC 11694-2 (2000) describes the dimensions and location of the accessible area—the area on the card where data writing/reading occurs. This approved international standard was first published in 1995.
- ISO/IEC 11694-3 (2001) describes the optical properties and characteristics of the card and provides the technical specifications which allow interchange. This approved international standard was published in 1995.
- ISO/IEC 11694-4 (2001) describes the logical data structure on the card and defines the method of writing and reading card data. This approved international standard was published in 1996.
- In the United States, ANSI has adopted all of the above ISO Standards as ANSI/ISO Standards.

Card Manufacturing

LaserCard optical memory cards are manufactured by the Company in Mountain View, California. The optical memory card manufacturing plant is designed to permit step-by-step expansion of production capacity, depending upon type of card, color-printing specifications, and numerical serialization requirements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" regarding card production capacity. The Company sold approximately 5.6 million cards in fiscal 2002, 5.9 million cards in fiscal 2001, and 4 million cards in fiscal 2000. The Company also produced additional quantities of cards for distribution at trade shows as marketing samples.

To maintain adequacy of raw material supplies, the Company attempts to establish ongoing relationships with principal suppliers and obtains information about alternate suppliers. The Company maintains raw materials inventory levels that take into account current expected demand, order-to-delivery lead times, supplier production cycles, and minimum order quantities. To enable the Company to plan raw material inventory levels, quotes to potential customers generally provide for certain advance payments upon placing purchase orders with the Company.

Product Evolution

The Company continues to add features to its optical memory card products, making them much more than simple, digital data storage devices. The Company has enhanced its optical memory card manufacturing capabilities to meet evolving international standards and, for some applications, to add security printing, sequential serial numbers, bar coded data, laser-engraved eye-readable images, signature panels, and magnetic stripes onto the cards, if specified. In addition, "chip ready" optical memory cards can be purchased from the Company, for insertion of IC chips to create PC-like, hybrid Smart/Optical cards. The Company intends to continue its research and development efforts to evolve its products and services to meet changing market needs or to create new markets for optical cards.

Marketing

CHANNEL MARKETING, CUSTOMER BASE, AND TECHNICAL SUPPORT. LaserCard Systems Corporation (LSC), a wholly owned subsidiary of Drexler Technology Corporation, markets the Company's products, primarily through value-added resellers (VARs) and licensed card distributors in the United States and other countries. VARs and licensees purchase optical cards, card read/write drives and other peripherals, and system software from the Company through LSC. VARs/licensees may add value in the form of services, application-specific software, personal computers, or other peripherals, and then resell these products as integrated systems.

During fiscal 2002, the Company sold LaserCard products or provided services to approximately 32 customers located in seven states and 15 foreign countries. Due to the Company's U.S. government and commercial orders during the past three fiscal years, sales of the Company's LaserCard products in the U.S.A. were 95% of net sales for fiscal 2002, 85% of net sales for fiscal 2001, and 97% of net sales for fiscal 2000. However, the Company believes that international markets will be an important source of product sales and license revenue in the future. Substantially all foreign product sales have been made through VARs and licensed distributors.

LaserCard marketing operations are conducted through the Company's offices in California, New York, and France, and through the LaserCard Systems web site at http://www.lasercard.com, which supports worldwide marketing activities. The Company's marketing staff, general management, and technical personnel work closely with customers. LSC also provides customer technical support related to optical card system integration, software, sales, and maintenance. This technical support is provided by a staff of engineering, and administrative professionals.

MARKETING FOCUS. In addition to its focus on U.S. homeland security programs such as the INS Green Card and U.S. Department of State Laser Visa card, the Company plans to continue pursuing card markets and applications such as:

- Foreign government visa, passport, identification, motor vehicle registration, and building construction permit programs; medical record card applications; multi-function card programs involving financial transactions; and high security, high value, electronic commerce over networks, including the Internet.
- Multi-application cards for frequent airline travelers to obtain services at airports.
- Pay-per-use LaserCard "tickets" for scheduling, queuing, setting time limits, and maintaining a time-and-date log of utilization of an item—such as equipment, machinery, facilities, or system, where the users pay the lessor or licensor only when the item is actually utilized (minutes, hours, days, weeks).

Software Products

The Company believes that its proprietary optical memory card software provides a strong competitive advantage in developing digital governance markets. The Company's system software consists of optical memory card interface software/device drivers, file systems, software development tools, demonstration software, and an application software program. To date, the Company's software development has been completed concurrent with the establishment of technological feasibility and, accordingly, all software development costs have been charged to research and engineering expense in the accompanying statements of income.

LSC develops LaserCard-related system software such as device drivers, file system DLLs (dynamic link libraries), and custom software tools to enhance read/write drive integration. LSC also offers contract service support to VARs that require custom programming in the development and integration of their LaserCard applications. LSC provides software for demonstrating data storage, medical, and security concepts involving the LaserCard, software-development tools for related peripherals, and a card issuance application software package. The Company continues to upgrade its software capabilities.

System Software

System software controls or facilitates the basic operations and read/write functions of optical memory card drives so that they can interface directly with personal computers.

\WINDOWS 3.X DEVIDE DRIVER SOFTWARE. A device driver is system software that translates operating system commands so that the optical card read/write drive emulates an erasable drive. LaserCard device drivers save VARs and customers considerable custom-software development time because existing application software can be modified for LaserCard applications.

WINDOWS NT DEVICE DRIVER SOFTWARE. This device driver, developed by LSC's engineering staff, allows the LaserCard to be used with computers operating under Windows NT, a widely used network operating system. The NT device driver:

- Provides compatibility between device drivers—files written to the LaserCard using the DOS/Windows 3.x driver are compatible with the Windows NT driver, and vice versa.
- Enables use of LaserCard with network software sold by Microsoft, Novell, and others.
- Supports multitasking applications and background read/write drive operation.
- Facilitates the first-ever connectivity of optical card read/write drives to multiple hardware platforms (such as Intel x86, DEC Alpha, IBM Power PC).
- Functions with application software compatible with Windows NT.

LASERCARD FILE SYSTEM (LCFS) DLL SOFTWARE. The LCFS DLL is a complete software development package that supports Windows® 3.x, Windows 95, Windows 98, Windows 2000, and Windows NT, and is compatible with the Linux operating system. The LaserCard File System itself is independent of any operating system; therefore, it can be ported to an operating system along with the application, while retaining compatibility with previously written optical memory cards and the application. LCFS can optimize the LaserCard's WORM recording medium without the constraints of a DOS or Windows or Linux file structure. Since LCFS is not part of an operating system (as device drivers are), access to the card is available only from the software application that created the data on the optical card or from a related application.

The LCFS DLL is used to develop LaserCard applications with enhanced security features that can prevent direct access to files on the optical memory card. Before granting access to any particular file, the application prompts the user for the password relating to that file and will deny access if the proper password is not entered. Features of the LaserCard File System DLL include:

- Enables use of the LaserCard with database management systems of Microsoft, Oracle, Sybase, and others.
- Permits writing of LaserCard application programs under software languages such as Visual Basic, C++, and others.
- Generates up to 16 partitions for highly secure, password protected, multiple application cards.
- Enables LaserCard file format to be operating-system independent.
- Supports multiple sector size recording to optimize data capacity.

Application Software

Application software is an important factor in developing commercial markets for optical memory cards because it directs computers to do specific tasks related to the customer's end-user application for the LaserCard (such as storing a health record). Typically, the Company's VARs and/or their customers develop software for specific end-user applications. In this role, VARs may integrate optical card products into existing software products, write new application software for specific optical memory card programs, or license software from other VARs. Several VARs have written optical card software programs for applications.

In addition to developing system-related software, LSC has developed a complete LaserCard issuing application, in coordination with an existing commercial software company. Called LaserBadge™, the application is a card personalization and data management software package that uses an existing ODBC (open database connectivity)-compliant database to print and optically encode personal data onto the LaserCard. This software package is offered for sale to all VARs, allowing them to integrate the LaserBadge into their end-user application for printing and encoding of the LaserCard.

Optical Card Read/Write Drives

Optical memory cards are used in conjunction with a card read/write device (drive) that connects to a personal computer. The price, performance, and availability of read/write drives are factors in the commercialization of optical cards. The Company sells read/write drives to VARs and other customers for less than three thousand dollars per unit, and these units generally include the Company's interface software/device drivers. In fiscal 2002, the prices were reduced by 20% for typical purchase quantities.

Note: Windows, Windows 95, Windows 98, and Windows NT are trademarks of Microsoft Corporatic

During fiscal 2000, the Company established in-house capabilities in read/write drive assembly and design. Previously, the Company purchased assembled drives from a licensee in Japan, Nippon Conlux Co., Ltd. ("Conlux"), which was a sole supplier of the drives. The Company completed the acquisition for cash of Conlux's read/write drive manufacturing facility (manufacturing tooling, equipment, etc.), transferred the facility to Mountain View, California, and is producing drives locally. Initially, the Company purchased sets of parts from Conlux for assembly in the United States. Currently, the Company purchases read/write drive parts from vendors it has qualified.

With LaserCard read/write drive assembly and design now under the Company's direct control in Silicon Valley, potentially lower cost drives, customer-optimized drive systems, and drive systems with advanced security features are expected to emerge. Also, the Company now can more quickly provide quotations for larger quantities of read/write drives or customized drives. However, the Company can give no assurance that increased read/write drive production or enhanced drive capabilities will occur in the near term or that high volume sales and lower prices will result.

Peripherals

LSC purchases and resells the following application-specific peripherals:

- Dye-diffusion color card printers for printing of eye-readable photos, graphics, and text in black and white or color onto cards.
- Digital biometric identity verification systems (hand geometry, fingerprint, and signature verification systems) for comparing a unique biometric identifier stored on the LaserCard with that of the card user.
- X-ray scanners.
- Electronic digital video cameras for storing computer readable photos in color.

Competition

The Company's optical memory cards compete with optical memory cards made by a licensee (Optical Memory Card Business Corporation) and with other types of portable data storage cards and technologies used for the storage and transfer of digital information. These alternatives may include integrated circuit (IC) cards, 2-dimensional bar code cards and symbology cards, magnetic-stripe cards, CD-read only cards or recordable cards, PC cards, and small, digital devices such as data-storage keys, tokens, finger rings, and small cards and tags. The financial and marketing resources of some of the competing companies are greater than the Company's resources.

Competitive product factors include system/card portability, interoperability, price-performance ratio of cards and associated equipment, durability, environmental tolerance, and card security. Although the Company believes its cards offer key technological and security advantages, the current price of optical card read/write drives is a competitive disadvantage to the Company in some markets because alternative technologies typically have lower priced drives. In addition, in countries where the telecommunications infrastructure is extensive and low cost, centralized databases and wide-area networks may limit the penetration of optical memory cards. These trends toward Internet, intranet, and remote wireless networks will preclude some potential applications for the Company's cards but, on the other hand, may create market opportunities in other areas such as information security and card personalization via the Internet. (For more information about competition, see the Company's Report on Form 10-K for the fiscal year 2002 ended March 31, 2002.)

Licensing

The Company has developed a portfolio of U.S. and foreign patents which have generated a total of over $40 million in license fee revenues through license agreements related to optical memory cards, equipment for using the cards, optical data storage, and other aspects of the Company's patents. The Company presently offers nonexclusive, royalty bearing licenses for optical card read/write drive manufacture, for assembly of read/write drives from kits, for optical card finishing using Company-supplied materials, and for card manufacturing. In the past, the Company also offered card distribution licenses to create distributors, in selected regions of the world, that can buy cards wholesale from the Company at prices lower than those charged to VARs.

In the past, the Company sold two $10 million, nonexclusive, royalty bearing, patent licenses for optical memory card manufacture—one in fiscal 1989 to Canon Inc., and one in fiscal 1991 to Optical Memory Card Business Corporation (OMCBC), a Japanese company formed by four companies—Dai Nippon Printing Co., Ltd. along with three of the Company's read/write drive equipment licensees. OMCBC is a competitive manufacturer of optical memory cards and an alternate, second-source supplier to the Company's customers for optical cards that are compatible with the Company's cards.

Fiscal 2000 license revenue included $119,000 realized from the sale of a license in Italy to assemble optical card reader/writers using parts kits supplied by the Company. Fiscal 2001 license revenue included $712,000 from the Italian read/write drive assembly license and $1,465,000 realized from the sale of a digital sound patent license. (See Note 6 to the consolidated financial statements.) Fiscal 2002 license revenue included $1,206,000 recognized on digital sound patent licenses and $119,000 realized from the Italian read/write drive assembly license.

The Company conducts its licensing efforts on a selective basis. The timing, number, type, and magnitude of future license sales, if any, cannot be predicted or inferred from past events. There is no assurance that any of the Company's patent licensing efforts will be successful.

Patents

OPTICAL DATA STORAGE. As of March 31, 2002, the Company owned over 40 U.S. patents relating to optical data storage (including optical storage media, optical cards, formats, equipment, systems, software, the utilization of optical storage media, and e-commerce technology). Other U.S. patent applications have been filed, including five related to the field of e-commerce technology. Approximately 60 counterpart patents of certain U.S. patents are issued in various foreign countries. However, the Company owns certain U.S. patents as to which foreign counterparts have either not been filed or the examination process has been terminated without issuance of the foreign patents. From time to time, the Company elects to allow some of its U.S. or foreign patents to expire when maintenance fees become due, if the patents are deemed no longer relevant. In addition to its patents, the Company protects as trade secrets some refinements to the Drexon medium and cards and knowhow related to card production.

The Company's U.S. patents have expiration dates ranging from 2002 to 2020, with the majority expiring during the first half of this period. Counterpart patents in foreign countries also expire during this period. Two of the three U.S. patents that expire in 2002 have counterpart patents that expire in 2005 in the following countries: Belgium, Canada, France, Germany, Israel, Japan, United Kingdom, Korea, and Spain. Under its license agreement with the Company for manufacture of optical memory cards, OMCBC's obligation to pay royalties to the Company for use of the licensed patents ceases on December 31, 2003. Canon's royalty obligations in connection with its licenses to manufacture optical memory cards and reading and writing equipment expire on December 31, 2008. However, Canon apparently is no longer actively selling these products. Other royalty-bearing licenses sold by the Company, related to equipment for reading and writing optical memory cards, provide for royalty payments to cease on the last expiration date of the licensed patents. Royalty payments to the Company from its licensees have not been significant to date. The Company cannot predict whether the expiration or invalidation of its patents would result in the introduction of competitive products which would affect its future revenues adversely.

The Company presently intends to pursue any infringement of its patents either by litigation, arbitration, or negotiation. However, there can be no assurance that any of the Company's patents will be sufficiently broad in scope to afford protection from products with comparable characteristics that may be sold by competitors in the future. There also can be no assurance that the validity of any patents actually granted will not be challenged. In 1992, the claims of three of the Company's issued U.S. patents successfully passed reexamination proceedings in the U.S. Patent and Trademark Office (USPTO) after a two-year review by the USPTO's Board of Patent Appeals and Interferences.

"PACKET WRITING" AND DRIVE-LETTER ACCESS METHOD FOR CD-R AND DVD-R DRIVES. In 1991, the Company was issued U.S. Patent 5,029,125 entitled, "Method of Reading and Writing Files on Nonerasable Storage Media." Counterpart patents were granted in Japan, Germany, France, the U.K., Italy, and Canada. The patent relates to methods of reading and writing data files on a nonerasable (and the equivalent) laser recordable optical disk and methods of transferring, inputting, and outputting data files within a computer system that utilizes both a computer memory and an optical disk, such as a CD-R or DVD-R disk. The system/software architecture used in the patented method facilitates the use of "packet writing" and drive-letter access and is applicable to various PC operating systems. The invention permits a number of separate laser recordings on a single track of an optical disk with minimum waste of data storage space for "overhead" functions. On June 5, 1997, the Optical Storage Technology Association (OSTA) announced the release of Universal Disk Format (UDF 1.5) which defines support for CD-R with Windows 95 and Windows NT. OSTA stated, "CD-R users who record disks in multiple sessions need to employ packet writing to avoid substantial loss of storage capacity." Avoiding such a loss of storage capacity was a significant objective of U.S. Patent 5,029,125 when filed March 7, 1989. The Company takes steps to protect its patents. During fiscal 1998 and fiscal 2001, more than two dozen companies were put on notice by the Company with regard to possible infringement of this patent.

DEPENDENCE ON LIMITED NUMBER OF CUSTOMERS. We depend on a limited number of customers, and the loss of these customers or significant reductions in their orders would cause revenues to decline. We are heavily dependent on U.S. government orders for INS Green Cards and Department of State Laser Visa cards, representing 75% of our fiscal 2002 revenues. These two programs provide the largest component of our currently anticipated card production. As is the case in all U.S. government procurement, the government reserves certain rights, such as the right to withhold releases, to reduce the quantities released, extend delivery dates, reduce the rate at which cards are issued, and cancel all or part of its orders. Our U.S. government card deliveries depend upon the issuance of corresponding order releases by the government, and we believe that these orders will continue in accordance with our government subcontract. Losses would occur if both of our largest U.S. government programs were to be delayed, canceled, or not extended and not be replaced by other card orders or other sources of income, or if increases in product revenues or licenses do not keep pace with increased marketing and R&D expenditures. VISX, Incorporated, a non-government customer of ours since 1992, represented 7% of our fiscal 2002 revenues. Although some of its LaserCard-equipped surgery systems continued to use our optical memory cards in fiscal 2002, VISX does not employ LaserCard drives for system activation of its currently produced laser eye-surgery equipment. This had an adverse effect on our revenue levels in fiscal 2001 and 2002.

LENGTHY SALES CYCLES. Since the sales cycle for our products is typically long and unpredictable, we have difficulty predicting future revenue growth. Initial product sales to value-added resellers and other customers are generally in small quantities, for evaluation purposes and trial programs. Obtaining substantial, follow-on orders from these customers usually involves a lengthy sales cycle, requiring marketing and technical time and expense with no guarantee that substantial orders will result. This long sales cycle results in uncertainties in predicting operating results, particularly on a quarterly basis. In addition, since our major marketing programs involve the U.S. government and various foreign governments and quasi-governmental organizations, additional uncertainties and extended sales cycles can result. Contributing factors include government regulations, bidding procedures, budget cycles, and other factors that influence governmental policy-making and procurement.

EXPANSION OF CARD MANUFACTURING CAPACITY. We could experience equipment, raw material, quality control, or other production problems under very high-volume production. There can be no assurance that we will be able to meet our maximum projected card manufacturing capacity of up to 25 million optical memory cards per year, if and when customer orders reach that level. We have made and intend to continue to make significant capital expenditures to expand our card manufacturing capacity. However, since customer demand is difficult to predict, we may be unable to ramp up our production quickly enough to timely fill new customer orders. In addition, if we overestimate customer demand, we could incur significant costs relating to excess capacity. When purchasing raw materials for our anticipated optical card demand, we take into consideration the order-to-delivery lead times of vendors and the economic purchase order quantity for such raw materials. If we over-estimate customer demand, excess raw material inventory can result.

OPTICAL CARD RAW MATERIALS – SOURCES OF SUPPLY. If we are unable to buy raw materials in sufficient quantities and on a timely basis, we will not be able to deliver products to customers on time. As a result, we could lose customers, and revenues could decline. We depend on sole source and limited source suppliers for optical card raw materials. The ability to produce optical memory cards in high volume in our card manufacturing plant is dependent upon maintaining sources of supply of certain materials. Such materials include special photographic films which are commercially available solely from Eastman Kodak Company, of the United States; we believe that Kodak will continue to supply such photographic films to us on a satisfactory basis and in sufficient quantities. Plastic films used in optical memory card production are available from one supplier in the U.S. and from multiple foreign suppliers. Processing chemicals, inks, bonding adhesives, and packaging materials are obtained from various U.S. and foreign suppliers.

PRODUCTION OF READ/WRITE DRIVES; PARTS/ COMPONENTS; INVENTORY LEVELS. An interruption in the supply of read/write drive parts or difficulties encountered in read/write drive assembly could cause a delay in deliveries of drives and optical memory cards and a possible loss of sales, which would adversely affect our operating results. We maintain an inventory of read/write drives and sets of drive parts that we believe are adequate to meet customer demand. However, several major components are custom designed specifically for the read/write drive. For example, the optical recording head for the current drive is a custom part obtained from one supplier; and at current production volumes, it is not economical to have more than one supplier for this custom component. We have not yet needed to establish drive manufacturing capability for high-volume output levels. The ability to produce read/write drives in high-volume production, if required, will be dependent upon maintaining or developing sources of supply of components that meet our requirements for high volume, quality, and cost. In addition, we could encounter quality control or other production problems at high-volume production of read/write drives. Purchases of read/write drive parts are made in quantities that exceed the historical annual sales rate. Therefore, based upon the fiscal 2002 sales quantity, we have more than one-year's supply of read/write drive parts on hand. We purchase read/write drive parts for our anticipated read/write drive demand and take into consideration the order-to-delivery lead times of vendors and the economic purchase order quantity for such parts. At March 31, 2002, read/write drive parts and finished goods inventory totaled $3.4 million compared with $2.2 million at March 31, 2001. During fiscal 2003, we expect to purchase an additional $500,000 in read/write drive parts necessary to complete the currently planned production of drives. Including about 585 drives in finished goods inventory, approximately 800 read/write drives of the current design can be assembled from this parts inventory. We believe there is a market for the read/write drives. However, since potentially lower cost read/write drive designs may become available from us before the parts are utilized, a portion of this inventory could be written down if we determine that the market price of drives would need to be reduced for the read/write drive design containing those parts.

PRICE OF READ/WRITE DRIVES. If we are unable to produce and sell read/write drives in volume and at prices competitive with alternate technologies, our operating results could be harmed. The price of read/write drives is an important factor in the commercialization of optical cards. Prior to fiscal 2002, we had been selling read/write drives for less than three thousand dollars per unit in quantities of six or more, and these units generally include our interface software/device drivers. In fiscal 2002, we reduced the selling price for these read/write drives by about 20% for typical purchase quantities in an effort to develop a broader market and customer base for LaserCard optical memory cards. Also, we have undertaken product development programs for a new, upgraded, potentially less expensive read/write drive and a read-only drive. However, there can be no assurance that these development programs will be successful, that production of any new design will occur in the near term, or that significantly lower prices and higher volume sales will result.

TECHNOLOGICAL CHANGE. If we are unable to adapt to technological changes in the data card industry and in the information technology industry generally, we may not be able to effectively compete for future business. The information technology industry is characterized by rapidly changing technology and continuing product evolution. The future success and growth of our business will require the ability to maintain and enhance the technological capabilities of the LaserCard product line. There can be no assurance that the products currently sold or under development will remain competitive or provide sustained revenue growth.

PATENT PROTECTION. If we fail to protect our intellectual property rights, competitors may be able to use our technologies, which could weaken our competitive position, reduce revenues, or increase costs. We rely on a combination of patent, trademark, and trade secret laws, confidentiality procedures, and licensing arrangements to establish and protect our proprietary rights. Our existing and future patents may not be sufficiently broad to protect our proprietary technologies. Despite our efforts to protect proprietary rights, policing the unauthorized use of our products is difficult, and we cannot be certain that the steps we have taken will prevent the misappropriation or unauthorized use of our technologies, particularly in foreign countries where the laws may not protect proprietary rights as fully as U.S. law. Any patents we may obtain may not be adequate to protect our proprietary rights. Our competitors may independently develop similar technology, duplicate our products, or design around any of our issued patents or other intellectual property rights. Litigation may be necessary to enforce our intellectual property rights or to determine the validity or scope of the proprietary rights of others. This litigation could result in substantial costs and diversion of resources and may not ultimately be successful. We cannot predict whether the expiration or invalidation of our patents would result in the introduction of competitive products that would affect our future revenues adversely.

COMPETITION. The markets for our products are competitive, and if we are unable to compete successfully, revenues could decline or fail to grow. Our optical memory cards compete with optical memory cards made by a licensee of ours and with other types of portable data storage cards and technologies used for the storage and transfer of digital information. These may include integrated circuit/chip cards; 2-dimensional bar code cards and symbology cards; magnetic-stripe cards; thick, rigid CD-read only cards or recordable cards; PC cards; and small, digital devices such as data-storage keys, tokens, finger rings, and small cards and tags. The financial and marketing resources of some of the competing companies are greater than our resources. Competitive product factors would include system/card portability, interoperability, price-performance ratio of cards and associated equipment, durability, environmental tolerance, and card security. Although we believe our cards offer key technological and security advantages, the current price of optical card read/write drives is a competitive disadvantage in some of our targeted markets. In addition, in countries where the telecommunications infrastructure is extensive and low cost, centralized databases and wide-area networks may limit the penetration of optical memory cards. These trends toward Internet, intranet, and remote wireless networks will in some cases preclude potential applications for our cards.

HISTORICAL LOSSES. We have incurred net losses in the past, may incur losses in the future, and may not be able to generate sufficient net revenue in the future to achieve and sustain profitability. As of March 31, 2002, we had an accumulated deficit of $8,099,000. Although we have operated profitably from fiscal 1999 through fiscal 2002, we have incurred significant losses in the past, including in fiscal 1997 and 1998. We are relying upon our optical memory card technology to generate future product revenues, earnings, and cash flow. If an alternative technology emerges or if we are otherwise unable to compete, we may not be able to achieve and sustain profitability on a quarterly or annual basis. Losses would occur if our two largest U.S. government programs were to be delayed, canceled, or not extended and not replaced by other card orders or other sources of income, or if increases in product revenues or licenses do not keep pace with increased marketing, research and engineering, and capital expenditures.

STOCK PRICE VOLATILITY. The price of our common stock is subject to significant volatility. This volatility may be due to fluctuations in revenues, earnings, liquidity, press coverage, financial market interest, and stock market conditions, as well as changes in technology and customer demand and preferences.

UNFORESEEN EVENTS. Acts of terrorism or war may adversely affect our business. Acts of terrorism, acts of war, and other unforeseen events may cause damage or disruption to our properties, business, employees, suppliers distributors, resellers, and customers, which could have an adverse effect on our business, financial condition, and operating results. Such events may also result in an economic slowdown in the United States or elsewhere, which could adversely affect our business, financial condition, and operating results.

Drexler Technology Corporation and Subsidiaries

Financial Results by Fiscal Quarter

(Unaudited)

(In thousands, except per share amounts)

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Fiscal 2001				
Product sales	$ 5,254	$ 5,775	$ 5,558	$ 6,103
License and royalty revenues	182	180	206	1,648
Net revenues	5,436	5,955	5,764	7,751
Cost of sales	3,180	3,066	2,575	3,378
Net income	1,506	1,805	2,063	2,538
Income per share:				
Basic	$ .15	$ .18	$ .21	$ .26
Diluted	$ .15	$ .17	$ .19	$ .25
Fiscal 2002				
Product sales	$ 3,952	$ 3,879	$ 6,969	$ 4,613
License and royalty revenues	311	765	—	251
Net revenues	4,263	4,644	6,969	4,864
Cost of sales	2,253	2,033	3,673	2,544
Net income	1,134	1,418	1,659	988
Income per share:				
Basic	$ .12	$ .14	$ .17	$ .10
Diluted	$ .11	$ .14	$ .15	$ .09

Stock Data by Fiscal Quarter

(Unaudited)

(High and low trade prices)

	Fiscal 2001		Fiscal 2002		Fiscal 2003	
	High Trade	Low Trade	High Trade	Low Trade	High Trade	Low Trade
First Quarter	$ 15.37	$ 9.62	$ 14.94	$ 10.40	$ 30.30	$ 16.61
Second Quarter	21.62	11.50	17.00	8.80		
Third Quarter	25.00	10.81	24.50	14.25		
Fourth Quarter	17.69	11.25	25.90	18.10		

HISTORICAL STOCK PRICES. The table above shows the high and low trade prices for the Company's common stock (rounded to two decimal points) as reported by Nasdaq during the fiscal periods indicated.

STOCK MARKET QUOTATIONS. The Company's only class of common stock, $.01 par value, is traded on The Nasdaq Stock Market® (National Market) under the symbol DRXR and is quoted on various Internet databases and in The Wall Street Journal and other newspapers.

NUMBER OF STOCKHOLDERS. As of March 31, 2002, there were approximately 790 holders of record of the Company's common stock. The total number of shareholders is believed by the Company to be several thousand higher since many holders' shares are listed under their brokerage firms' names.

DIVIDENDS. The Company has never paid cash dividends on its common stock. The Company anticipates that for the foreseeable future, it would retain any earnings for use and reinvestment in its business and for the repurchase of common stock.

Forward-Looking Statements. *When used in this discussion, the words "expects," "anticipates," "believes," "estimates," "plans," and similar expressions are intended to identify forward-looking statements. These are statements that relate to future periods and include expectations as to deferred revenue and gross profit as a result of the restatement of financial information discussed below; statements as to the Company's read/write drive assembly, pricing, and research and engineering efforts, including the expected development of lower cost drives, customer-optimized drive systems, and drive systems with advanced security features; the Company's efforts to recruit new value-added resellers (VARs) and eliminate nonproductive VARs; the adequacy of inventory; anticipated orders and shipment volumes under the Company's U.S. government subcontract; expectations regarding revenues, margins, expenses, capital resources, capital expenditures and investments, and the Company's deferred tax asset and valuation allowance; potential reductions of federal tax cash payments due to current Company tax benefits; the effects of read/write drive prices on gross profits from read/write drive sales; the Company's estimates for the level of sales of drives that would be necessary to achieve a gross profit at current prices; expectations regarding the market for read/write drives, read/write drive prices, and inventory of drives and parts; statements as to expected orders and card shipment volumes for the 2003 and 2004 fiscal years; statements as to potential customers, applications, orders, or market segments for optical memory card products; estimates of optical card production capacity, expected card yields therefrom, and plans and expectations regarding the growth of such capacity; and expectations regarding market growth, product demand, and foreign business including the potential emergence of opportunities for the Company's products in Macedonia, Mexico, and Saudi Arabia and anticipated additional orders for nascent programs in China, Canada, India, and Italy; and expectations as to anticipated business related to U.S. government legislation and continuation or expansion of current U.S. government card programs. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected.*

These risks and uncertainties include, but are not limited to those risks discussed below, as well as the impact of litigation or governmental or regulatory proceedings; Arthur Andersen LLP's ability to timely consent to including the restated financial information in the Company's SEC filings; the Company's ability to initiate and grow new programs utilizing the Company's card products; the Company's reliance on VARs and licensees to generate sales, perform customer system integration, and develop application software; risks associated with doing business in and with foreign countries; potential manufacturing difficulties and complications associated with increasing manufacturing capacity of cards and drives; uncertainties associated with the design, development, manufacture, and deployment of optical card drives and systems; reliance on single-source and limited-source suppliers for certain components and raw materials; customer concentration and reliance on continued U.S. government business; lengthy sales cycles and reliance on government policy-making; manufacturing difficulties; general economic trends; the unpredictability of customer demand for products and customer issuance and release of corresponding orders; the U.S. government's right to withhold order releases, reduce the quantities released, and extend shipment dates; the impact of technological advances and competitive products and the ability of the Company or its customers to develop software and integrate optical card systems with other technologies; and the risks set forth in the section entitled "Factors That May Affect Future Operating Results."

These forward-looking statements speak only as of the date hereof. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with regard thereto or any change in events, conditions, or circumstances on which any statement is based.

CRITICAL ACCOUNTING POLICIES

REVENUE RECOGNITION. The Company recognizes revenue when the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured. Where appropriate, provision is made at that time for estimated warranty costs and estimated returns relating to product sales.

The Company's U.S. government subcontract requires delivery to a secure, government-funded vault built on Company premises. Deliveries are made into the vault on a fixed schedule specified by the prime contractor. At the time the cards are delivered to the vault, title to the cards transfers to the government, the prime contractor is invoiced, and payment is due according to normal trade payment terms. However, revenue is recognized when the cards are shipped from the vault to the government unless the Company receives a fixed schedule, notification, or plan for shipments out of the vault to the government, in which case revenue would be recognized upon the latter of receipt of such fixed shipment schedule or delivery of the cards into the vault.

ACCOUNTING FOR INCOME TAXES. As part of the process of preparing its consolidated financial statements, the Company is required to estimate income taxes in each of the jurisdictions in which it operates. This process involves estimating the actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within the consolidated balance sheets. The Company must then assess the likelihood that the deferred tax assets will be recovered from future taxable income and to the extent that management believes recovery is not likely, the Company must establish a valuation allowance. To the extent that a valuation allowance is established or increased in a period, the Company must include an expense within the tax provision in the statements of income.

Significant management judgment is required in determining the provision for income taxes, deferred tax assets and liabilities, and any valuation allowance recorded against the net deferred tax assets. The Company has recorded a valuation allowance of $5.3 million as of March 31, 2002, due to uncertainties related to the Company's ability to utilize some of the deferred tax assets, primarily consisting of certain net operating losses carried forward before they expire. The valuation allowance is based on management's estimates of taxable income by jurisdiction in which the Company operates and the period over which the deferred tax assets will be recoverable. In the event that actual results differ from these estimates or that these estimates are adjusted in future periods, the Company may need to establish an additional valuation allowance which could materially impact the Company's results of operations.

INVENTORIES. The Company values its inventory at the lower of the actual cost to purchase and/or manufacture the inventory or the current estimated market value of the inventory. Management regularly reviews inventory quantities on hand and records a provision for excess and obsolete inventory based primarily on the estimated forecast of product demand. As demonstrated during fiscal 2002, demand for read/write drive products can fluctuate significantly. If the Company is unable to produce and sell read/write drives in volume and at prices competitive with alternate technologies, its operating results could be harmed. In order to obtain favorable pricing, purchases of read/write drive parts are made in quantities that exceed the historical annual sales rate of drives. Therefore, based upon last year's sales quantity, the Company has more than one-year's supply of read/write drive parts on hand. The Company purchases read/write drive parts for its anticipated read/write drive demand and takes into consideration the order-to-delivery lead times of vendors and the economic purchase order quantity for such parts. At March 31, 2002, read/write drive parts and finished goods inventory totaled $3.4 million compared with $2.2 million at March 31, 2001. During fiscal 2003, the Company expects to purchase an additional $500,000 in read/write drive parts necessary to complete the currently planned production of drives. Including approximately 585 drives in finished goods inventory, approximately 800 read/write drives of the current design an be assembled from this parts inventory. In addition, approximately 1,300 read/write drives of a new design could be assembled with the additional purchase discussed above. The Company believes there is a market for basic and upgraded read/write drives to support and expand optical card sales and, based on current proposals in process, that the read/write drive inventory on hand at March 31, 2002, including parts to be received, will be ordered by customers. If these anticipated orders do not materialize, the Company may need to write-down the value of its inventory for any potential excess quantities. During fiscal 2002, the Company sold approximately 450 read/write drives. The Company believes that sales of approximately 475 read/write drives per quarter would be necessary to achieve a gross profit on read/write drive sales at current selling prices and costs. The Company believes that the read/write drive inventory as of March 31, 2002 is reflected at its net realizable value. In addition, since lower cost read/write drive designs may become available from the Company before the existing parts are utilized, a portion of this inventory may be deemed obsolete and would require an inventory write-down. However, it is anticipated that the introduction of any new read/write drive would be timed to minimize this risk. In addition, the Company is investing in research and engineering in an effort to develop new drive products, as discussed under "Research and Engineering Expenses."

RESTATEMENT OF RESULTS FOR FISCAL 1998-2001 AND FIRST NINE MONTHS OF FISCAL 2002

In connection with the Company's audit for the fiscal year ended March 31, 2002, the Company and its newly appointed independent accountants conducted an internal review of revenue recognition practices that were being followed as they related to a government subcontract. This review, as more fully described in the Company's Report on Form 8-K dated May 15, 2002, resulted in accounting adjustments arising from changes in the timing of revenue recognition of LaserCard optical memory card shipments into and out of a secure, government-funded vault built for the government on Company premises to comply with security regulations under the subcontract. In the past, the Company recognized revenue upon deliveries to the vault since the customer takes title to the cards, assumes all risks of ownership, is obligated to remit payment for the cards at that time, and has no rights of return except for product defects. However, Drexler's newly appointed independent accountants advised the Company that under the terms and conditions of the Company's U.S. government supply subcontract, the transfer of title and the imminent cash payment pursuant to the contract payment terms upon delivery of the cards to the vault are necessary but not necessarily sufficient to recognize revenue upon delivery of cards to the vault, under the SEC's Staff Accounting Bulletin 101, "Revenue Recognition," and under the prior criteria set forth in the SEC's Accounting and Auditing Enforcement Release No. 108. In the restated financial statements, revenue is recognized upon shipment of cards from the vault to the customer since the Company had not been provided with a fixed schedule, notification, or plan for shipments out of the vault to the government. The Company has restated previously issued results for fiscal years 1998 through 2001 and the first nine months of fiscal 2002 to reflect these adjustments in the timing of revenue recognition. As a result of the restatement, revenue for fiscal 1998, fiscal 1999, and fiscal 2000 declined, while revenue for fiscal 2001 and the first nine months of fiscal 2002 increased.

RESULTS OF OPERATIONS FISCAL 2002 COMPARED WITH FISCAL 2001 AND FISCAL 2000

Revenues

For the 2002 fiscal year ended March 31, 2002, the Company's total revenues were $20,740,000 compared with $24,906,000 for fiscal 2001 and $15,443,000 for fiscal 2000.

PRODUCT REVENUES. Sales of LaserCard® optical memory cards and related products totaled $19,413,000 for fiscal 2002 compared with $22,690,000 for fiscal 2001 and $15,299,000 for fiscal 2000. The changes in product revenues over these periods were due primarily to the sale of optical memory cards for two U.S. government card programs, as described below. For fiscal 2002, the Company sold LaserCard products or provided services to approximately 32 customers in seven states and 15 foreign countries. The Company's card deliveries to all customers totaled 5.6 million optical memory cards and 450 read/write drives for fiscal 2002 compared with 5.9 million optical cards and 1,280 read/write drives for fiscal 2001 and 4 million cards and 860 read/write drives for fiscal 2000. Read/write drive revenues decreased by $2.6 million for fiscal 2002 compared with fiscal 2001 and increased by approximately $1.3 million in fiscal 2001 as compared with fiscal 2000. Of the 1,280 read/write drives sold during fiscal 2001, approximately 600 drives were delivered mainly for the U.S. Department of Defense "Automated Manifest System" as compared with approximately 60 read/write drives for fiscal 2002 and approximately 270 drives for fiscal 2000. Orders for this program have historically been sporadic. The remaining decrease in read/write drive deliveries was due to a reduction in sales to VISX, Incorporated, discussed below.

The Company's principal LaserCard market today involves high-security, counterfeit-resistant, tamper-resistant cards for "digital governance," defined as the utilization of digital information technology by a nation, state, region, municipality, agency, or institution. Within this market, the Company's largest customer for LaserCard products is the United States government, representing 78% of total revenues for fiscal year 2002 compared with 62% of total revenues for fiscal 2001 and 57% of total revenues for fiscal 2000. These revenues are predominantly the result of two card programs—U.S. Immigration and Naturalization Service (INS) Permanent Resident Cards ("Green Cards") and U.S. Department of State (DOS) border crossing cards ("Laser Visas"). VISX, Incorporated, a non-government customer since 1992, represented 7% of the Company's fiscal 2002 revenues. Although some of VISX's LaserCard-equipped surgery systems continued to use the Company's optical memory cards in fiscal 2002, VISX does not employ LaserCard drives for system activation of its currently produced laser eye-surgery equipment. This had an adverse effect on the Company's revenue levels in fiscal 2001 and 2002. Optical memory card digital governance programs that appear to be emerging in other countries include an electronic national identification card/social services card in Italy, building construction permit cards and children's healthcare cards in China, and state government motor-vehicle registration cards in India. The Company believes that market opportunities for optical memory cards also appear to include identification cards for Saudi Arabia and Macedonia, a document card program in Mexico, and resident immigrant cards for Canada, as well as an expansion of current U.S. government ID card programs.

In addition to using its own marketing staff, the Company utilizes value-added reseller (VAR) companies and card distribution licensees for the development of commercial markets and applications for LaserCard products. Product sales to VARs and licensees include the Company's optical memory cards, the Company's system software, optical card read/write drives, and add-on peripherals made by other companies (such as equipment for adding a digitized photo, fingerprint, hand template, or signature to the cards). The VARs/licensees may add application software, personal computers (PCs), and other peripherals, and then resell these products integrated into data systems. The Company is continuing its efforts to recruit new VARs and card distribution licensees and eliminate nonproductive VARs. The Company provides customer technical support and system software to assist VARs and licensees.

LICENSE REVENUES. Fiscal 2000 license revenue included $119,000 realized from the sale of a license in Italy to assemble optical card read/write drives using parts kits supplied by the Company. Fiscal 2001 license revenue included $712,000 from the Italian read/write drive assembly license and $1,465,000 realized from the sale of a digital sound patent license. (See Note 6 to the consolidated financial statements.) Fiscal 2002 license revenue included $1,206,000 recognized on digital sound patent licenses and $119,000 realized from the Italian read/write drive assembly license.

Backlog

As of March 31, 2002, the backlog for LaserCard optical memory cards totaled approximately $16.4 million, consisting of approximately $11.1 million in firm card orders under card supply contracts, and approximately $5.3 million in cards produced and delivered to a secure, government-funded vault. Of the $11.1 million amount, 85% is for U.S. government Green Cards or Laser Visas under a U.S. government subcontract for the purchase of optical memory cards. Of the $5.3 million amount, all are Green Cards or Laser Visas produced under this subcontract. As of March 31, 2001, the backlog for LaserCard optical memory cards totaled approximately $12 million, consisting of approximately $6.2 million in firm card orders under card supply contracts, and approximately $5.8 million in cards produced and delivered to a secure, government-funded vault.

Announced in June 2000, the Company's U.S. government subcontract has an authorized maximum of $81 million for up to 24 million cards, at an average selling price of about $3.23 per card, over a period of up to five years. The subcontract was received by the Company through a LaserCard VAR that is a U.S. government prime contractor, under a competitively bid, government procurement contract. The subcontract states that the U.S. government anticipates placing orders in units of at least one million optical memory cards per order. The subcontract provides for an initial one-year contract period and four additional one-year contract options. Deliveries commenced in September 2000, and 6 million cards have been delivered to the vault as of March 31, 2002, under this subcontract.

The Company's U.S. government subcontract requires delivery to a secure, government-funded vault built on Company premises. Deliveries are made into the vault on a fixed schedule specified by the prime contractor. At the time the cards are delivered to the vault, title to the cards transfers to the government, the prime contractor is invoiced, and payment is due according to normal trade payment terms. However, revenue is recognized when the cards are shipped from the vault to the government unless the Company receives a fixed schedule, notification, or plan for shipments out of the vault to the government, in which case revenue would be recognized upon the latter of receipt of such fixed shipment schedule or delivery of the cards into the vault.

As of March 31, 2002, the vault contained 1.7 million cards with a sales value of $5.3 million. The $5.3 million in sales value will be recorded as revenue and the associated costs will be recorded in cost of sales when the cards are shipped unless the Company receives a fixed schedule, notification, or plan for shipments out of the vault to the government, in which case revenue would be recognized upon receipt of such fixed delivery schedule. The 1.7 million cards are owned by the U.S. government and are not included in inventory on the Company's consolidated balance sheets. The net of the revenue value of $5.34 million and the $2.48 million cost was recorded as deferred gross profit in the amount of $2.86 million on the consolidated balance sheets.

Gross Profit

The gross margin on product sales was 46% for fiscal 2002 and fiscal 2001, and 43% for fiscal 2000.

OPTICAL MEMORY CARDS. The Company continues to depend on gross profit generated from optical memory card sales. Gross profit on optical memory card sales was about $9.5 million for fiscal 2002, $9.9 million for fiscal 2001, and $6.4 million for fiscal 2000. The decrease in gross profit for fiscal 2002 was mainly due to lower sales volume. Optical memory card gross profit and margins can vary based on average selling price, sales and production volume, mix of card types, production efficiency and yields, and changes in fixed costs.

READ/WRITE DRIVES. For fiscal 2002, gross profit on read/write drive sales decreased by about $1 million, to a negative gross profit of about $640,000 compared with a gross profit of about $430,000 for fiscal 2001 and $120,000 for fiscal 2000. The decrease for fiscal 2002 was due to lower selling prices for drives and lower sales volume to a level that does not fully absorb fixed manufacturing expenditures. In fiscal 2002, the Company reduced the selling prices of its basic read/write drives by 20% for typical sales quantities, in an effort to increase certain markets for optical memory cards. This reduced gross profit on read/write drive sales in fiscal 2002, and increased the level of sales required to achieve gross profits on read/write drive sales. *Currently, the Company's priority is to increase the number of* read/write drives in the marketplace rather than maximizing per-unit gross profit on read/write drives. The Company has no plans to further lower read/write drive prices for the current model.

The Company believes that potential markets for read/write drives include the U.S. Immigration and Naturalization Service, U.S. Department of State, the U.S. armed forces, Canada, Italy, and several other countries. The Company maintains an inventory of read/write drive parts and finished drives that it believes is adequate to meet customer demand. However, an interruption in the supply of read/write drive parts or difficulties encountered in read/write drive assembly could cause a delay in deliveries of drives and optical memory cards and a possible loss of sales, which would adversely affect the Company's operating results.

Income and Expenses

SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES (SG&A). SG&A expenses were $5,165,000 for fiscal 2002, $4,134,000 for fiscal 2001, and $3,996,000 for fiscal 2000. The increase for fiscal 2002 compared with fiscal 2001 included approximately $575,000 for increased marketing and selling expenditures, an increase of $365,000 in general and administrative expenditures, and an increase of $80,000 in Company 401(k) matching and Company contribution to the Employee Stock Purchase Plan. The $138,000 increase in fiscal 2001 compared with fiscal 2000 was due to an increase in general corporate compensation expense of $238,000, a $68,000 expense for Company 401(k) matching, a $97,000 increase in general expenses including insurance, partially offset by a $59,000 decrease in bad debt expense, a $106,000 decrease in patent amortization expense, and a $100,000 expenditure in fiscal 2000 for a third-party market study. The Company believes that SG&A expenses for fiscal 2003 will remain above fiscal 2002 levels, mainly due to increases in marketing expenses and other general increases.

RESEARCH AND ENGINEERING EXPENSES (R&E). The Company is continuing its efforts to develop new optical memory card read/write drives and read-only drives and software products in order to provide new products that can stimulate sales growth. The Company anticipates that these R&E efforts will result in lower cost drives, customer-optimized drive systems, and drive systems with advanced security features. R&E expenses were $3,045,000 for fiscal 2002, $2,370,000 for fiscal 2001, and $1,299,000 for fiscal 2000. The increase in R&E spending for fiscal 2002 was due to the increase in read/write and read-only drive manufacturing engineering and product development. The increase in R&E spending for fiscal 2001 was due to read/write drive manufacturing engineering and product development. The Company anticipates that R&E expenses will continue to increase during fiscal 2003, primarily due to optical memory card read/write drive development efforts.

OTHER INCOME AND EXPENSE. Total other income for fiscal 2002 consisted of $386,000 of interest income compared with $612,000 of interest income for fiscal 2001 and total net other income of $388,000 for fiscal 2000. The difference for fiscal 2002 compared with fiscal 2001 was due to interest rate declines. The difference for fiscal 2001 compared with fiscal 2000 was due to a greater amount of invested funds. There was no interest expense for fiscal 2002 or 2001 and $1,000 in interest expense for fiscal 2000.

PRETAX PROFITS. Pretax profit for fiscal 2002 decreased by $4.4 million compared with fiscal 2001 due to the $1.6 million reduction in product gross profit, a $1.7 million increase in expenses, and a $0.9 million decrease in license revenue. Pretax profits for fiscal 2001 increased by $4.9 million compared with fiscal 2000 due to the $3.9 million increase in product gross profit and the $2 million increase in license revenue, partially offset by a $1.2 million increase in expenses.

INCOME TAXES. The Company recorded an income tax benefit of $2,786,000 for fiscal 2002, $1,097,000 for fiscal 2001, and $2,919,000 for fiscal 2000. As of March 31, 2002, the Company has recognized all prior tax benefits for income statement purposes. Any release of the remaining valuation allowance would be recorded as a credit to equity and would have no impact on net income. The income tax benefit for fiscal 2002 included a credit of $2,999,000 due to the change in the federal deferred tax asset, net of federal alternative minimum taxes, partially offset by $213,000 for state tax expense. The income tax benefit for fiscal 2001 included a credit of $1,671,000 due to the change in the federal deferred tax asset, net of federal alternative minimum taxes, partially offset by $220,000 for state tax expense and $354,000 for foreign income taxes. The income tax benefit for fiscal 2000 included a credit of $3,023,000 due to the change in deferred tax asset, net of federal taxes, partially offset by $104,000 for state tax expense.

The Company analyzes its deferred tax assets with regard to potential realization. The Company has established a valuation allowance on a significant portion of the deferred tax assets based upon the uncertainty of their realization. The Company has considered estimated future taxable income and ongoing prudent and feasible tax planning strategies in assessing the amount of the valuation allowance.

There are timing differences between when certain items are included in book income and when the same items are included on income tax returns. Therefore, tax payments or credits often occur in different periods than when an income tax expense or benefit is included in the statements of income. For income tax purposes, the Company estimates that as these timing differences are realized on the tax return, future federal tax cash payments could be reduced by approximately $12 million.

LIQUIDITY AND CAPITAL RESOURCES

As of March 31, 2002, the Company had cash, cash equivalents, and short-term investments of $17,076,000, a current ratio of 3.2 to 1, and no long-term debt.

Net cash provided by operating activities was $4,369,000 for fiscal 2002, $7,080,000 for fiscal 2001, and $2,782,000 for fiscal 2000. The major categories comprising cash provided by operating activities are (in thousands):

	Fiscal Year		
	2000	2001	2002
Earnings before taxes, depreciation, and amortization	$ 3,087	$ 9,264	$ 3,969
Increase (decrease) in deferred gross profit	955	(2,161)	(295)
Tax payments	(94)	(320)	(182)
Increase in inventory	(2,547)	(461)	(368)
Increase (decrease) in advance payments from customers and deferred revenue	1,479	754	1,392
Other	(98)	4	(147)
	$ 2,782	$ 7,080	$ 4,369

The Company believes that the estimated level of revenues over the next 12 months will be sufficient to generate cash from operations. Operating cash flow could be negatively impacted to a significant degree if both of the Company's largest U.S. government programs were to be delayed, canceled, or not extended and not be replaced by other card orders or other sources of income, or if increases in product revenues or licenses do not keep pace with increased marketing and R&E expenditures.

The Company has not established a line of credit and has no current plans to do so. The Company may negotiate a line of credit if and when it becomes appropriate, although no assurance can be made that such financing would be available on favorable terms or at all, if needed.

As a result of the $5,199,000 net income recorded for fiscal 2002, the Company's accumulated deficit was reduced to $8,099,000. Stockholders' equity increased to $32,337,000 as a result of the net income recorded and $3,922,000 in additions to equity, mainly due to stock option exercises.

Net cash used for investing activities was $6,319,000 for fiscal 2002, $2,350,000 for fiscal 2001, and $8,539,000 for fiscal 2000. These amounts include changes in the maturity of liquid investments, purchases of property and equipment of $1,723,000 for fiscal 2002, $2,202,000 for fiscal 2001, and $1,986,000 for fiscal 2000, and increases in patents and other intangibles of $98,000 for fiscal 2002, $164,000 for fiscal 2001, and $1,150,000 for fiscal 2000.

The Company considers all highly liquid investments, consisting primarily of commercial paper, taxable notes, and U.S. government bonds, with original maturities of three months or less, to be cash equivalents. All investments with original maturities of more than three months but not more than one year, are classified as short-term investments. Management determines the appropriate classification of debt and equity securities at the time of purchase and reevaluates the classification of investments as of each balance sheet date. As of March 31, 2002, the Company had $8,883,000 classified as short-term investments, compared with $5,387,000 at March 31, 2001. All marketable securities were classified as held-to-maturity. Cash plus short-term investments were $17,076,000 at March 31, 2002 and $11,608,000 at March 31, 2001.

For optical memory card production, the Company added capital equipment and leasehold improvements of approximately $1.3 million during fiscal 2002 compared with approximately $1.5 million during fiscal 2001 and $1.3 million during fiscal 2000. Depending on card type, the Company's card production capacity is approximately 7 to 9 million cards per year and is expected to reach a capacity of approximately 11 million cards per year by May 30, 2002. The Company plans to purchase additional production equipment in a series of steps as optical memory card orders expand to justify production capacity increases, to a rate of up to 25 million cards per year. In addition to investment used for expansion, the Company expects to make additional capital expenditures for cost savings, quality improvements, and other purposes. The Company believes that during the next few years, capital expenditures could be a minimum of $3 million per year for card production equipment and automatic inspection equipment to support growth of optical memory card production. On December 3, 2001, the Company announced that it raised optical memory card shipment estimates to 8 to 10 million cards for fiscal year 2003, which began on April 1, 2002, compared to 5.6 million cards shipped for fiscal 2002.

In connection with read/write drive manufacturing and design, the Company added capital equipment and leasehold improvements of approximately $435,000 during fiscal 2002 compared with $665,000 during fiscal 2001 and $650,000 during fiscal 2000. The Company expects that additional capital investments of $400,000 to $800,000 will be made during the remainder of fiscal 2003.

Net cash provided by financing activities was $3,922,000 for fiscal 2002 and $509,000 for fiscal 2000 compared with $1,327,000 used for financing activities for fiscal 2001. Financing activities consisted of proceeds on sales of common stock through the Company's stock-option and stock-purchase plans and cash used for purchases of common stock under a stock repurchase program, discussed below. Sales of common stock through stock plans were in the amounts of $4,097,000 for fiscal 2002, $1,486,000 for fiscal 2001, and $509,000 for fiscal 2000.

During fiscal 2001, the Company commenced a share repurchase program under which up to 200,000 shares of common stock could be purchased by the Company from time to time in Nasdaq Stock Market transactions in an aggregate amount not exceeding $3 million. During fiscal 2002, the Company used cash of $175,000 for this purpose versus $2,813,000 used in fiscal 2001. As of June 30, 2001, the Company had completed this program.

There were no debt financing activities for fiscal 2002, 2001, or 2000.

CHANGE IN ACCOUNTANTS

On April 8, 2002, the Board of Directors of Drexler Technology Corporation (the "Company"), upon recommendation of the Audit Committee, dismissed Arthur Andersen LLP ("Arthur Andersen") as the Company's independent public accountants and engaged PricewaterhouseCoopers LLP ("PWC") to serve as the Company's independent public accountants for the fiscal year ended March 31, 2002.

Arthur Andersen's reports on the Company's consolidated financial statements for each of the fiscal years ended March 31, 2001 and 2000 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal years ended March 31, 2001 and 2000 and through the date of their dismissal, there were no disagreements with Arthur Andersen on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure which, if not resolved to Arthur Andersen's satisfaction, would have caused them to make reference to the subject matter in connection with their report on the Company's consolidated financial statements for such years; and there were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.

The Company provided Arthur Andersen with a copy of the foregoing disclosures. A copy of Arthur Andersen's letter dated April 10, 2002, stating its agreement with such statements, is contained in Exhibit 16 to the Company's Report on Form 8-K dated April 8, 2002, filed by the Company on April 12, 2002.

During the fiscal years ended March 31, 2001 and 2000 and through the date of engagement of PWC, the Company did not consult PWC with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's consolidated financial statements, or any other matters or reportable events as set forth in Items 304(a)(2)(i) and (ii) of Regulation S-K.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders
of Drexler Technology Corporation:

We have audited the accompanying consolidated balance sheet of Drexler Technology Corporation (a Delaware corporation) and subsidiaries as of March 31, 2001, and the related consolidated statements of income, stockholders' equity and cash flows for each of the two years in the period ended March 31, 2001 (as restated). These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Drexler Technology Corporation and subsidiaries as of March 31, 2001, and the results of their operations and their cash flows for each of the two years in the period ended March 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Arthur Andersen LLP

Arthur Andersen LLP
San Jose, California
May 13, 2002

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders
of Drexler Technology Corporation:

In our opinion, the accompanying consolidated balance sheet as of March 31, 2002 and the related consolidated statements of income, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Drexler Technology Corporation and its subsidiaries at March 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
San Jose, California
May 13, 2002

Drexler Technology Corporation and Subsidiaries
Consolidated Balance Sheets
March 31, 2001 and 2002
(In thousands, except share and per share amounts)

	2001	2002
ASSETS		
Current assets:		
Cash and cash equivalents	$ 6,221	$ 8,193
Short-term investments	5,387	8,883
Accounts receivable, net of product return reserve of $234 in 2001 and $100 in 2002	1,278	1,659
Inventories	4,881	4,973
Deferred tax asset	—	3,849
Other current assets.	566	561
Total current assets	18,333	28,118
Property and equipment, at cost	19,310	20,979
Less—accumulated depreciation and amortization	(13,423)	(14,561)
Property and equipment, net	5,887	6,418
Long-term investments	—	1,002
Patents and other intangibles, net	878	612
Deferred tax asset, net	4,928	4,563
Other assets	111	—
Total assets	$ 30,137	$ 40,713
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 1,039	$ 738
Accrued liabilities	861	1,117
Advance payments from customers	1,275	2,551
Deferred revenue	994	235
Deferred gross profit	3,155	2,860
Total current liabilities	7,324	7,501
Deferred revenue, long-term	—	875
Total liabilities	$ 7,324	$ 8,376
Commitments and contingencies (Note 6)		
Stockholders' equity:		
Preferred stock, $.01 par value:		
Authorized—2,000,000 shares		
Issued—none	—	—
Common stock, $.01 par value:		
Authorized—30,000,000 shares		
Issued—9,951,451 shares at March 31, 2001 and 10,240,687 shares at March 31, 2002	99	102
Additional paid-in capital	37,852	40,334
Less: 127,424 common stock treasury shares at March 31, 2001, at cost	(1,840)	—
Accumulated deficit	(13,298)	(8,099)
Total stockholders' equity	22,813	32,337
Total liabilities and stockholders' equity	$ 30,137	$ 40,713

The accompanying notes are an integral part of these consolidated financial statements.

Drexler Technology Corporation and Subsidiaries

Consolidated Statements of Income

Fiscal Years Ended March 31, 2000, 2001, and 2002

(In thousands, except per share amounts)

	2000	2001	2002
Revenues:			
Product sales	$ 15,299	$ 22,690	$ 19,413
License and royalty revenue	144	2,216	1,327
Total revenues	15,443	24,906	20,740
Cost of product sales	8,668	12,199	10,503
Gross profit	6,775	12,707	10,237
Operating expenses:			
Selling, general, and administrative expenses	3,996	4,134	5,165
Research and engineering expenses	1,299	2,370	3,045
Total operating expenses	5,295	6,504	8,210
Operating income	1,480	6,203	2,027
Other income and expense:			
Other income, net	6	—	—
Interest income	383	612	386
Interest expense	(1)	—	—
Total other income, net	388	612	386
Income before income taxes	1,868	6,815	2,413
Income tax benefit	(2,919)	(1,097)	(2,786)
Net income	$ 4,787	$ 7,912	$ 5,199
Net income per share:			
Basic	$ .49	$ .80	$ .52
Diluted	$ .48	$ .76	$ .50
Weighted average number of common and common equivalent shares:			
Basic	9,812	9,897	9,961
Diluted	9,935	10,446	10,468

The accompanying notes are an integral part of these consolidated financial statements.

Drexler Technology Corporation and Subsidiaries
Consolidated Statements of Stockholders' Equity

Fiscal Years Ended March 31, 2000, 2001, and 2002

(In thousands, except per share amounts)

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Treasury Shares	Accumulated Deficit	Total
Balance, March 31, 1999	9,794	$ 98	$ 36,485	$ —	$ (25,990)	$ 10,593
Shares issued under stock option and stock purchase plans	72	1	521	—	—	522
Shares received for payment of stock options	(2)	—	(6)	—	(7)	(13)
Income tax benefit arising from stock option plan	—	—	108	—	—	108
Compensation related to stock plan activity	—	—	60	—	—	60
Net income	—	—	—	—	4,787	4,787
Balance, March 31, 2000	9,864	99	37,168	—	(21,210)	16,057
Shares purchased through an open market repurchase program	—	—	—	(2,813)	—	(2,813)
Shares issued under stock option and stock purchase plans	87	—	513	973	—	1,486
Income tax benefit arising from stock option plan	—	—	100	—	—	100
Compensation related to stock plan activity	—	—	71	—	—	71
Net income	—	—	—	—	7,912	7,912
Balance, March 31, 2001	9,951	99	37,852	(1,840)	(13,298)	22,813
Shares purchased through an open market repurchase program	—	—	—	(175)	—	(175)
Shares issued under stock option and stock purchase plans	290	3	2,079	2,015	—	4,097
Income tax benefit arising from stock option plan	—	—	307	—	—	307
Compensation related to stock plan activity	—	—	96	—	—	96
Net income	—	—	—	—	5,199	5,199
Balance, March 31, 2002	10,241	$ 102	$ 40,334	$ —	$ (8,099)	$ 32,337

The accompanying notes are an integral part of these consolidated financial statements.

Drexler Technology Corporation and Subsidiaries

Consolidated Statements of Cash Flows

Fiscal Years Ended March 31, 2000, 2001, and 2002
(In thousands)

	2000	2001	2002
Cash flows from operating activities:			
Net income	$ 4,787	$ 7,912	$ 5,199
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	1,219	2,449	1,556
Provision for doubtful accounts receivable	44	(15)	(14)
Provision for product return reserve	218	—	(127)
Increase in deferred tax asset	(3,025)	(1,903)	(3,484)
Compensation from stock plan activity	60	71	96
Tax benefit for stock option exercises	108	100	307
Provision for excess and obsolete inventory	37	(1)	276
Changes in operating assets and liabilities:			
(Increase) decrease in accounts receivable	(636)	172	(240)
Decrease in notes receivable	150	150	—
Increase in inventories	(2,547)	(461)	(368)
(Increase) decrease in other assets	35	(413)	116
Increase (decrease) in accounts payable and accrued liabilities	(102)	426	(45)
Increase in deferred revenue	397	597	116
Increase in advance payments from customers	1,082	157	1,276
Increase (decrease) in deferred gross profit	955	(2,161)	(295)
Net cash provided by operating activities	2,782	7,080	4,369
Cash flows from investing activities:			
Purchases of property and equipment	(1,986)	(2,202)	(1,723)
Investments in patents and other intangibles	(1,150)	(164)	(98)
Purchases of cash investments	(5,403)	(18,938)	(13,964)
Maturities of cash investments	—	18,954	9,466
Net cash used for investing activities	(8,539)	(2,350)	(6,319)
Cash flows from financing activities:			
Proceeds from sale of common stock through stock plans	509	1,486	4,097
Cash used to purchase common stock through an open market repurchase program	—	(2,813)	(175)
Net cash provided by (used for) financing activities	509	(1,327)	3,922
Net increase (decrease) in cash and cash equivalents	(5,248)	3,403	1,972
Cash and cash equivalents:			
Beginning of year	8,066	2,818	6,221
End of year	$ 2,818	$ 6,221	$ 8,193
Supplemental disclosures—cash payments for the following items are:			
Income taxes	$ 94	$ 320	$ 182

The accompanying notes are an integral part of these consolidated financial statements.

1. Organization and Operations

Drexler Technology Corporation and its wholly owned subsidiary, LaserCard Systems Corporation, (the "Company") develop and manufacture optical data storage products featuring LaserCard optical memory cards and chip-ready Smart/Optical cards used with personal computers for information recording, storage, and retrieval. Products include optical memory cards, optical card read/write drives, and related data systems and peripherals. The Company's customers are mainly value-added reseller (VAR) companies and licensees, in the United States and other countries, that develop commercial applications for LaserCard products. Target markets for these products include government and commercial applications for portable, recordable, secure, identification cards and other unitary-record cards. Applications include U.S. immigration "Green Cards," "Laser Visa" cards for border crossing, cargo manifests, biometric IDs, access cards, and other wallet-card applications.

The Company is subject to certain risks including, but not limited to, competition from substitute products and larger companies and dependence on certain suppliers and customers.

2. Summary of Significant Accounting Policies

PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION. The consolidated financial statements include the accounts of Drexler Technology Corporation and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FISCAL PERIOD. For purposes of presentation, the Company has indicated its accounting period as ending on March 31. The Company, in fact, operates and reports quarterly periods ending on the Friday closest to month end. Fiscal 2000 ended on March 31, 2000; fiscal 2001 ended on March 30, 2001; and fiscal 2002 ended on March 29, 2002.

CASH, CASH EQUIVALENTS, SHORT-TERM INVESTMENTS, AND LONG-TERM INVESTMENTS. The Company considers all highly liquid investments, consisting primarily of commercial paper, taxable notes, and U.S. government bonds, with maturities of three months or less at the date of purchase, to be cash equivalents. All investments with original maturities of more than three months and up to one year, are classified as short-term investments. All investments with original maturities greater than one year are classified as long-term investments. Management determines the appropriate classification of debt and equity securities at the time of purchase and reevaluates the classification of investments as of each balance sheet date.

All short-term investments are held to maturity. The carrying amounts of short-term investments at March 31, 2001 and 2002 are (in thousands):

	2001	2002
Commercial paper	$ 5,387	$ —
Corporate bonds	—	5,199
U.S. government and agency obligations	—	1,900
Certificates of deposit	—	1,784
	$ 5,387	$ 8,883

At March 31, 2002, scheduled maturities of held-to-maturity investments are (in thousands):

Up to one year	$ 8,883
After one year through five years	1,002
	$ 9,885

For the years ended March 31, 2001 and 2002, maturities and purchases are (in thousands):

	2001	2002
Purchases	$ 18,938	$ 13,964
Maturities	(18,954)	(9,466)
	$ (16)	$ 4,498

INVENTORIES. Inventories are stated at the lower of cost or market, with cost determined on a first-in, first-out basis and market based on the lower of replacement cost or estimated realizable value. The components of inventories as of March 31 are (in thousands):

	2001	2002
Raw materials	$ 2,954	$ 3,063
Work-in-process	552	479
Finished goods	1,267	1,338
Systems and components held for resale	108	93
	$ 4,881	$ 4,973

PROPERTY AND EQUIPMENT. The components of property and equipment as of March 31 are (in thousands):

	2001	2002
Equipment and furniture	$ 16,823	$ 18,425
Leasehold improvements	2,487	2,554
	$ 19,310	$ 20,979

Property and equipment are recorded at cost. Depreciation is provided over the estimated useful lives (four to seven years) of equipment and furniture using the double-declining balance and straight-line methods. Leasehold improvements are amortized over the shorter of the life of the asset or the life of the lease using the straight-line method. Depreciation expense for fiscal 2000, 2001, and 2002 was $777,000, $974,000, and $1,082,000, respectively.

PATENT COSTS. Legal expenses incurred in connection with patents are capitalized and amortized over the estimated remaining useful lives of the patents of six to seventeen years. Costs incurred in connection with other intangibles are amortized using the straight-line method over three years.

Gross patent expenditures capitalized and accumulated amortization as of March 31 are as follows (in thousands):

	2001	2002
Gross patent and other intangible expenditures	$ 3,229	$ 3,327
Accumulated amortization	(2,351)	(2,715)
	$ 878	$ 612

The Company assesses the need to record impairment losses on long-lived assets used in operations when indicators of impairment are present. On an ongoing basis, the Company reviews the value and period of amortization or depreciation of long-lived assets. To date, the Company has not needed to record any impairment losses on long-lived assets.

SOFTWARE DEVELOPMENT COSTS. In accordance with Statement of Financial Accounting Standards (SFAS) No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed," development costs incurred in the research and development of new software products are expensed as incurred until technological feasibility in the form of a working model has been established. To date, the Company's software development has been completed concurrent with the establishment of technological feasibility and, accordingly, all software development costs have been charged to research and engineering expenses in the accompanying statements of income.

ADVANCE PAYMENTS FROM CUSTOMERS. The Company customarily receives advance payments on orders placed by its customers. The advance payments are recorded as a liability on the balance sheet until the related orders are shipped.

REVENUE RECOGNITION. Product sales primarily consist of card sales and sales of read/write drives. The Company recognizes revenue from product sales when the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured. Where appropriate, provision is made at that time for estimated warranty costs and estimated returns.

License revenue, which consists of front-end license fees and long-term royalty payments, is recognized as revenue when realized. The cost of license revenue is not material and is included in selling, general, and administrative expenses.

Fiscal 2000 license revenue included $119,000 realized from the sale of a license in Italy to assemble optical card reader/writers using parts kits supplied by the Company. Fiscal 2001 license revenue included $712,000 from the Italian read/write drive assembly license and $1,465,000 realized from the sale of a digital sound patent license. (See Note 6.) Fiscal 2002 license revenue included $1,206,000 recognized on digital sound patent licenses and $119,000 realized from the Italian read/write drive assembly license.

STOCK-BASED COMPENSATION. Effective April 1, 1996, the Company adopted the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." In accordance with the provisions of SFAS No. 123, the Company applies Accounting Principles Board Opinion (APB) No. 25 and related interpretations in accounting for its stock option plan. Note 5 to the consolidated financial statements contains a summary of the pro forma effects on reported net income and earnings per share for fiscal 2000, 2001, and 2002 based on the fair value of the options at date of grant, as prescribed by SFAS No. 123.

COMPREHENSIVE INCOME (LOSS). Under SFAS No. 130, "Reporting Comprehensive Income," comprehensive income (loss) is defined as the changes in equity of an enterprise except those resulting from stockholders' transactions. For the fiscal years ended March 31, 2000, 2001, and 2002, comprehensive income equaled net income.

SEGMENT REPORTING. In accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," the Company is required to disclose information about operating segments. The Company operates in one industry segment—the development, manufacture, and sale of optical data products used for information storage and retrieval.

RECENT ACCOUNTING PRONOUNCEMENTS. In June 2001, the FASB approved for issuance SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Intangible Assets." As a result of SFAS No. 141, all business combinations initiated after June 30, 2001 must be accounted for using the purchase method of accounting; the pooling of interests method is prohibited except for business combinations initiated before July 1, 2001. SFAS No. 141 had no impact on the Company's consolidated financial statements during fiscal 2002. Among its other provisions, SFAS No. 142 requires that (1) goodwill resulting from acquisitions initiated after June 30, 2001 not be amortized and (2) goodwill resulting from business combinations initiated before July 1, 2001 continue to be amortized until SFAS No. 142 is adopted, at which point the remaining goodwill balance will no longer be subject to amortization. The adoption of SFAS No. 142 on April 1, 2002 will have no effect on the Company's financial position or results of operations.

RECLASSIFICATIONS. Certain reclassifications were made to the prior year financial data to conform with the current year presentation.

3. Earnings Per Share

The Company computes net income per share in accordance with SFAS No. 128, "Earnings Per Share." SFAS No. 128 requires companies to compute net income per share under two different methods, basic and diluted, and present per share data for all periods in which a statement of income is presented. Basic net income per share is computed by dividing net income by the weighted average number of shares of common stock outstanding.

Diluted net income per share is computed by dividing net income by the weighted average number of shares of common stock and common stock equivalents outstanding. Common stock equivalents consist of stock options using the treasury stock method.

The reconciliation of the numerators and denominators of the basic and diluted net income per share computation for fiscal years 2000, 2001, and 2002 is shown below (in thousands, except per share data):

	Fiscal Year 2000	2001	2002
Net income	$ 4,787	$ 7,912	$ 5,199
Basic net income per share:			
Weighted average common shares outstanding	9,812	9,897	9,961
Basic net income per share	$ .49	$ .80	$ .52
Diluted net income per share:			
Weighted average common shares outstanding	9,812	9,897	9,961
Weighted average common shares from stock option grants	123	549	507
Weighted average common shares and common stock equivalents outstanding	9,935	10,446	10,468
Diluted net income per share	$ .48	$ .76	$ .50

Stock options having an exercise price greater than the average market value for the periods are excluded from the calculation of diluted net income per share. As their effect would be antidilutive, stock options to purchase 1,196,841, 321,400, and 280,950 shares were excluded from the calculation of diluted net income per share for the years ended March 31, 2000, 2001, and 2002, respectively.

4. Major Customers and Export Sales

Two customers each accounted for more than 10% of revenues during fiscal 2000 and 2001, and one customer accounted for more than 10% of revenues in fiscal 2002, as follows:

	Fiscal Year		
	2000	2001	2002
Customer A	63%	62%	81%
Customer B	33%	22%	7%

Two United States customers comprised 96% of accounts receivable at March 31, 2001 and one United States customer comprised 98% of accounts receivable at March 31, 2002.

Revenues by region are as follows (in thousands):

	Fiscal Year		
	2000	2001	2002
United States	$ 15,037	$ 21,140	$ 19,292
Europe	223	1,408	834
Asia	128	2,299	579
Rest of world	55	59	35
	$ 15,443	$ 24,906	$ 20,740

5. Common Stock

STOCK OPTION PLAN. The Company has one stock option plan (the Stock Option Plan) under which 2,187,702 shares of common stock have been reserved as of March 31, 2002, consisting of 1,873,731 shares for stock options already granted and 313,971 shares for stock options not yet granted. The Company accounts for this plan under APB No. 25; accordingly, no compensation expense for stock option grants under the Stock Option Plan has been recognized in the consolidated financial statements under the provisions of APB No. 25. SFAS No. 123 requires the disclosure of pro forma net income and income per share as if the Company had adopted the fair value method as of the beginning of fiscal 1996. Under the fair value method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period. Under SFAS No. 123, the fair value of stock-based awards is calculated through the use of option pricing models. Such models require subjective assumptions, including future stock price volatility and estimated term. These calculations were made using the Black-Scholes option pricing model. The assumptions and results are shown in the following table:

	Fiscal Year		
	2000	2001	2002
Risk-free interest rate	6%	5%	5%
Expected volatility	50%	50%	50%
Weighted average fair values of option grants	$ 4.22	$ 8.58	$ 7.54
Pro forma net income	$ 3,002	$ 6,089	$ 2,954
Per share	$ .30	$ .58	$ .28

The calculations assume an expected option life of from two to ten years. The fair value of each option grant was estimated on the date of grant.

The Company's Stock Option Plan provides that stock options may be granted to employees, officers, directors, and consultants of the Company anc that option prices may be no less than 100% of the fair market value of the shares at the date of grant. No options were granted to consultants during fiscal 2000, 2001, or 2002. The Board of Directors specifies the term of options and the vesting schedule for exercise of options. The option term cannot exceed ten years (except that incentive stock options granted to a principal shareholder cannot exceed five years).

The following table lists Stock Option Plan activity from March 31, 1999 through March 31, 2002:

	Options Available for Grant	Outstanding Options	Weighted Average Exercise Pric
Balance March 31, 1999	225,914	1,675,006	$ 10.93
Authorized	300,000	—	
Granted	(313,450)	313,450	$ 8.00
Exercised	—	(54,790)	$ 7.71
Expired	25,456	(25,456)	$ 10.96
Balance March 31, 2000	237,920	1,908,210	$ 10.54
Authorized	300,000	—	
Granted	(364,800)	364,800	$ 15.73
Exercised	—	(141,810)	$ 9.62
Expired	103,100	(103,100)	$ 11.54
Balance March 31, 2001	276,220	2,028,100	$ 11.49
Authorized	300,000	—	
Granted	(345,500)	345,500	$ 13.82
Exercised	—	(416,618)	$ 9.52
Expired	83,251	(83,251)	$ 13.86
Balance March 31, 2002	313,971	1,873,731	$ 12.25

The following table summarizes information about stock options outstanding at March 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding At 3/31/02	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable At 3/31/02	Weighted-Average Exercise Price
$ 4.688 - $ 9.563	324,830	5.1 years	$ 7.49	172,335	$ 7.04
$10.25 - $ 11.63	495,451	6.1 years	$ 11.00	391,117	$ 10.97
$12.125 - $13.125	632,600	7.2 years	$ 12.87	318,700	$ 12.79
$14.75 - $ 22.75	420,850	7.8 years	$ 16.45	168,475	$ 15.56
Totals	1,873,731			1,050,627	

EMPLOYEE STOCK PURCHASE PLAN. The Company has an Employee Stock Purchase Plan (Stock Purchase Plan), under which 102,866 shares are reserved as of March 31, 2002 for future purchases by employees. Under the Stock Purchase Plan, eligible employees may designate from 2% to 6% of their compensation to be withheld for the purchase of shares of common stock at 67% of a trailing average price. The differential between fair market value and the average price of the shares sold under the Stock Purchase Plan is charged to Company operations as a compensation expense and is taxed to the employee as income. Under the Stock Purchase Plan, employees purchased 16,857 shares for fiscal 2000, 12,964 shares for fiscal 2001, and 12,942 shares for fiscal 2002. The average purchase price per share was $6.06 for fiscal 2000, $9.51 for fiscal 2001, and $10.52 for fiscal 2002. The weighted average fair value per share for shares purchased was $9.63 for fiscal 2000, $15.05 for fiscal 2001, and $17.97 for fiscal 2002.

6. Commitments and Contingencies

The Company occupies its buildings under various operating leases. The rent expense relating to these buildings was approximately $480,000 for fiscal 2000, $1,077,000 for fiscal 2001, and $1,169,000 for fiscal 2002. As of March 31, 2002, future minimum rental payments relating to these leases are (in thousands):

Fiscal Year	
2003	$ 1,164
2004	1,218
2005	908
2006	855
2007	139
Thereafter	—
	$ 4,284

In July and December 1998, the Company filed complaints in the U.S. District Court for the Northern District of California for infringement of certain patents owned by the Company covering digital sound encoded on motion picture film. One complaint named as defendants Sony Corporation, provider of the SDDS digital sound system, and numerous producers, distributors, and exhibitors of motion pictures with SDDS soundtracks. The other complaint named as defendants Dolby Laboratories, Inc., provider of the Dolby Digital sound system, and numerous producers, distributors, and exhibitors of motion pictures with Dolby Digital soundtracks. Defensive counterclaims were filed by defendants in response to these complaints. The Sony and Dolby legal actions have been settled by the parties, resulting in revenue to the Company. Prior to the settlements, certain legal costs relating to these actions were capitalized by the Company and amortization began in fiscal year 1999. The net book value of the capitalized legal costs was written off against the proceeds of the Sony settlement payment during fiscal year 2001. The net settlement amount received by the Company from both settlements totaled approximately $2,671,000 after deducting significant amounts related to contingency interests in the recovery amount, foreign withholding taxes, and the previously capitalized legal costs. Approximately $1,465,000 of the net settlement amount was recorded as revenue in fiscal 2001 when payment was received, and the balance of $1,206,000 was recorded in fiscal 2002 when payment was received. There will be no ongoing royalty payments resulting from any continuation of the alleged infringing activities of the defendants.

In the normal course of business, the Company is subject to various claims and assertions. In the opinion of management, the ultimate disposition of such claims and assertions will not have a material adverse impact on the financial position of the Company.

7. Income Taxes

The provision for income taxes for fiscal 2000, 2001, and 2002 consists of the following (in thousands):

	Fiscal Year		
	2000	2001	2002
Current provision:			
Federal	$ 37	$ 136	$ 49
State	104	220	213
Foreign	—	354	—
	141	710	262
Deferred provision:			
Federal	(3,060)	(1,807)	(3,048)
State	—	—	—
	(3,060)	(1,807)	(3,048)
Income tax benefit	$ (2,919)	$ (1,097)	$ (2,786)

The Company's effective tax rate differs from the statutory rate as follows:

	Fiscal Year		
	2000	2001	2002
Tax rate reconciliation:			
Federal statutory rate	34%	34%	34%
State tax, net of federal benefit	6%	6%	6%
Change in valuation allowance	(198%)	(58%)	(159%)
Alternative minimum taxes	2%	2%	—
	(156%)	(16%)	(119%)

The major components of the net deferred tax asset as of March 31 are as follows (in thousands):

	Fiscal Year	
	2001	2002
Net operating loss carryforwards:		
Federal	$ 10,106	$ 10,420
Tax credits	957	440
Reserves and accruals not currently deductible for tax purposes	2,175	2,373
Depreciation	357	461
Capitalized patent costs	(221)	(175)
Other	(38)	211
Total deferred tax asset	13,336	13,730
Valuation allowance, provision	(4,589)	—
Valuation allowance, equity	(3,819)	(5,318)
Net deferred tax asset	$ 4,928	$ 8,412

The Company analyzes its deferred tax assets with regard to potential realization. The Company has established a valuation allowance on a significant portion of the deferred tax assets based upon the uncertainty of their realization. The Company has considered estimated future taxable income and ongoing prudent and feasible tax planning strategies in assessing the amount of the valuation allowance.

There are timing differences between when certain items are included in book income and when the same items are included on income tax returns. Therefore, tax payments or credits often occur in different periods than when an income tax expense or benefit is included in the statements of income.

The Company's federal net operating loss carryforwards of $30,648,000 will expire at various dates from 2003 through 2022, if not utilized. The tax effect of this amount is reflected above in the deferred tax asset footnote in the amount of $10,640,000. Of this amount, $5,318,000 will be credited to equity when released. As of March 31, 2002, the Company has recognized all prior net operating loss benefits that have an impact on net income. Tax credits in the amount of $408,000 for alternative minimum taxes have no expiration. Other tax credits in the amount of $32,000 will expire in 2007 if not utilized.

BOARD OF DIRECTORS

Jerome Drexler, Chairman of the Board of Directors

Christopher J. Dyball, Director and Executive Officer

Richard M. Haddock, Director and Executive Officer

Arthur H. Hausman, Director
Private investor and a director of several public corporations

Dan Maydan, Director
President and Director of Applied Materials, Inc.

William E. McKenna, Director
Private investor and a director of several public corporations

Walter F. Walker, Director
President and CEO of Seattle Sonics & Storm Basketball

OFFICERS

Jerome Drexler
Chief Executive Officer

Richard M. Haddock
President and Chief Operating Officer

Christopher J. Dyball
Executive Vice President and General Manager, Card Manufacturing

Steven G. Larson
Vice President of Finance and Treasurer

Jerald E. Rosenblum
Secretary. Attorney with the law firm of Pillsbury Winthrop LLP, Counsel to the Company

INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers LLP
San Jose, California

CORPORATE OFFICE

Drexler Technology Corporation
1077 Independence Avenue
Mountain View, California 94043
Telephone 650-969-7277

CARD MANUFACTURING

Drexler Technology Corporation
2644 Bayshore Parkway
Mountain View, California 94043
Telephone 650-969-4428

MARKETING

LaserCard Systems Corporation
2644 Bayshore Parkway
Mountain View, California 94043
Telephone 650-969-4428

Product marketing Web site:

http://www.lasercard.com

HARDWARE, SOFTWARE, AND SYSTEMS

LaserCard Systems Corporation
2751 Marine Way
Mountain View, California 94043
Telephone 650-969-4428

STOCK TRANSFER AGENT

Mellon Investor Services LLC
Overpeck Centre
85 Challenger Road
Ridgefield Park, New Jersey 07660

Shareholder Help Line: 800-522-6645
TDD for hearing impaired: 800-231-5469
Foreign shareholders: 201-329-8660
TDD foreign shareholders: 201-329-8354

For stock administration/stock transfer inquiries via the Internet:

http://www.mellon-investor.com

STOCK TRADED

The Nasdaq Stock Market® National Market System, Stock Symbol: DRXR

FORM 10-K AVAILABLE

A copy of the Company's Form 10-K Annual Report filed with the Securities and Exchange Commission for the 2002 fiscal year ended March 31, 2002, can be obtained without charge by writing to:

J. P. Protsik, Manager
Corporate Office
Drexler Technology Corporation
1077 Independence Avenue
Mountain View, California 94043

For Internet access to the 10-K Report and other periodic filings under the Securities and Exchange Commission's EDGAR system:

http://www.sec.gov/edgar.shtml



DREXLER
Technology Corporation